                                                               EXHIBIT 99.(b)(2)


                                  Appraisal of



                                  SUPER 8 MOTEL
                              3100 S. 192nd Street
                               SeaTac, Washington










                          [PICTURE OF SUBJECT PROPERTY]

                                    APPRAISAL

                                       OF

                                  SUPER 8 MOTEL

                             3100 South 192nd Street
                               SeaTac, Washington

                                     AS OF:

                                 January 1, 1999

                                 AUTHORIZED BY:

                                  Karl Schaffer
                         U.S. Bancorp Appraisal Division
                               Seattle, Washington

                                  PREPARED BY:

                               E. Bates McKee, MAI
                         Heath Hake Woodside, Appraiser

                                 MCKEE & SCHALKA
               Real Estate Appraisal Services & Consultants, Inc.
                          701 Fifth Avenue, Suite 6750
                            Seattle, Washington 98104

                               REFERENCE NO. 8222

                                 McKEE & SCHALKA

               REAL ESTATE APPRAISAL SERVICES & CONSULTANTS, INC.
                   701 Fifth Avenue, Suite 6750, Seattle, Washington 98104 Telephone (206) 348-8909 Fax (206) 386-5777

                                December 28, 1998

Karl Schaffer
Senior Income Property Appraiser
U.S. Bancorp, Appraisal Division
1301 Fifth Avenue, Mezzanine Level
Seattle, Washington



    NAME:                        SEATAC SUPER 8 MOTEL
    DESCRIPTION:                 119-ROOM LIMITED SERVICE MOTEL
    ADDRESS:                     3100 SOUTH 192ND STREET
    MUNICIPALITY:                SEATAC, WASHINGTON
    REAL PROPERTY DESCRIPTION:   KING COUNTY APN NOS. 232304-9157, 815860-0010
    OTHER PROPERTY
    DESCRIPTION:                 PERSONAL PROPERTY TAX ACCOUNT NUMBER 25271958
    MCKEE & SCHALKA REFERENCE
    NO.:                         8222
    USBADW FILE NO.:             A98-530


Dear Mr. Schaffer:

We have prepared the attached appraisal report for the subject property. The subject is a 119-unit lodging facility which is located at 3100 South 192"d Street in SeaTac, Washington. The purpose of this appraisal is to estimate the Market Value of the fee simple interest of the subject property. The definition of Market Value used in this appraisal is found in the Appraisal Description of the attached report.

Transmittal Letter
Super 78 Motel, SeaTac, WA
McKee & Schalka Reference No.:  8222
December 28, 1998
Page 2

The accompanying complete appraisal report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) and the Appraisal Standards implemented by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRPEA). This appraisal has been prepared in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute, and is subject to the Assumptions, Certification & Limiting Conditions contained in this report, as well as specific assumptions contained herein. This report has also been prepared in accordance with the appraisal guidelines of U.S. Bancorp. Mr. E. Bates McKee, MAI (Washington State Certificate No. 270-11 MC-KE-EE-B443RF) and Ms. Heather Hake Woodside, Appraiser (Washington State Certificate No. 270-11 WO-OD-SH-H27810) are both Washington State Certified General Real Estate Appraisers.

In the course of this appraisal we have both substantially participated in the analysis and valuation. Ms. Heather Hake Woodside has personally inspected the subject property. Significant information and assistance have been provided by other sources, including sources cited herein, and by other associates of McKee & Schalka, Inc. Specifically, Brian R. Ledbetter (Washington State Certificate No. 27011-LE-DB-EB-R376QQ) participated in the inspection of the property. As a result of our investigation and analysis, our conclusion is:

================================================================================

                                            Effective              Value
Description                                 Valuation Date         Conclusion
-----------                                 --------------         ----------
Market Value - Fee Simple Estate            1/1/99                 $8,300,000

===============================================================================

The above value estimate is commensurate with a reasonable marketing and exposure time of one year. The market value includes furnishings, fixtures, and equipment (F,F,&E), including both permanently affixed real estate, and personal property. The contributory value of F,F,&E is estimated to be $260,000, which includes personal property of $180,000.

Respectfully submitted,



E. Bates McKee, MAI                            Heather Hake Woodside, Appraiser

                  CERTIFICATION, DISCLOSURE AND USE RESTRICTION

CERTIFICATION

I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF:

o       The statements of fact contained in this report are true and correct.

o The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions-

o I have no present or prospective interest in the property that @s the subject of this report, and I have no personal interest or bias with respect to the parties involved.

o My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

o My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

o Ms. Heather Hake Woodside has made a personal inspection of the property that is the subject of this report.

o Mr. Bates McKee has not made a personal inspection of the property that is the subject of this report.

o No one provided significant professional assistance to the person(s) signing this report, with the exception of other associates of McKee & Schalka, Inc.

o The reported analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

o The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

o As of the date of this report, Mr. E. Bates McKee, MAI has completed the requirements of the continuing education program of the Appraisal Institute.

o The appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

RESTRICTION UPON DISCLOSURE & USE:

Disclosure of the contents of this appraisal report is governed by the By-Laws & Regulations of the Appraisal Institute.

Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser or the firm with which
(s)he is connected, or any reference to the Appraisal Institute or to the MAI designation) shall be disseminated to the public through advertising media, public relations media, news media, sales media or any other public means of communication without the prior written consent and approval of the undersigned. No part of this report or any of the conclusions may be included in any offering statement, memorandum, prospectus or registration without the prior written consent of the appraiser. This appraisal is intended for use only by the client identified in the Transmittal Letter, and may not be transmitted or communicated to any other party without the specific written permission of McKee & Schalka, Inc.


-----------------------------------        ------------------------------------
Signature of Appraiser                     Signature of Appraiser

                   GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

The attached report may only be used or reviewed in its entirety. No individual pages, portions, analyses or conclusions may be separated from the complete report or verbally disseminated without transmittal of the entire report. The report is intended solely for the review and use by the client identified in the Transmittal Letter, and may not be transferred to any other party without the specific written permission of McKee & Schalka, Inc. Certain aspects of the report (including analysis methodology, spreadsheets, textual formatting and content) are considered the exclusive intellectual property of McKee & Schalka, Inc. All rights are reserved.

The following General Assumptions and Limiting Conditions are supplemented by additional specific assumptions and limiting conditions identified in the attached report.

It is assumed that there are no hidden or unapparent conditions of the property, subsoil, structures, or environment (including asbestos, formaldehyde, radon, soil contamination, structural conditions, legal compliance including zoning and Americans With Disabilities Act compliance, title or legal conditions, mineral or other valuable conditions or rights, or unknown soils, hydrological, or environmental factors) that render it more or less valuable. We have no expertise in any of these areas, and we specifically counsel the client to perform additional investigation by qualified experts. No responsibility is assumed for such conditions or for arranging the studies that may be required to discover them.

The liability of McKee & Schalka, Inc. and its employees is limited to the client only, and only to the extent of the fee actually contracted for.

The value conclusions are the result of integration of the entire appraisal process, including multiple methodologies, approaches and analyses. Any specific errors or omissions may or may not change the value conclusions.

The appraiser is not required to give further consultation, testimony or attendance in court by reason of this appraisal unless arrangements have been previously made.

The information furnished by others is believed to be reliable, but no warranty is given for its accuracy.

The forecasts, projections and estimates contained in this report are based on current market conditions, anticipated short-term supply and demand factors, and a stable economy. These forecasts are, therefore, subject to changes with future conditions. The analyses and conclusions are valid only as of the date of transmittal of the report.

The appraiser has made no survey of the property and assumes no responsibility in connection with such matters. Any sketch or identified survey of the property included in this report, is only for the purpose of assisting the reader to visualize the property.

No responsibility is assumed for the legal description or for matters including legal or title considerations. The property is appraised free and clear of any or all liens or encumbrances, unless otherwise stated. Title to the property is assumed to be good and marketable.

Responsible ownership and competent management are assumed.

The allocation of total value to land, buildings, or any fractional part or interest as shown in this report, is invalidated if used separately or in conjunction with any other appraisal.

                           TABLE OF CONTENTS AND INDEX

                                 [Not included]

                            LISTS OF MAPS AND FIGURES

                                 [Not included]

                        SUMMARY OF IMPORTANT CONCLUSIONS


NAME OF SUBJECT PROPERTY:                         SUPER 8 MOTEL - SEATAC
ADDRESS:                                          3100 SOUTH 192ND STREET
MUNICIPALITY:                                     SEATAC, WASHINGTON
KING COUNTY PARCEL NOS:                           232304-9157-815860-0010
PROPERTY DESCRIPTION:                             119-ROOM, 3-STORY LIMITED-SERVICE MOTEL
CONSTRUCTION:                                     WOOD FRAME
SIZE:                                             46,674SF GBA
AGE:                                              ORIGINAL CONSTRUCTION 1982; RENOVATED IN 1995
CURRENT STATUS:                                   OPERATED AS FRANCHISE AFFILIATED SUPER 8 MOTEL
APPRAISER:                                        E. BATES MCKEE, MAI
                                                  HEATH HAKE WOODSIDE, APPRAISER
MCKEE & SCHALKA REFERENCE NO.:                    8222
USBADW REFERENCE NO.:                             A98-534
EFFECTIVE DATE OF APPRAISAL:                      1/1/99
DATE OF REPORT PREPARATION:                       12/28/98
PROPERTY RIGHTS APPRAISED;                        FEE SIMPLE ESTATE
PURPOSE AND USE OF APPRAISAL:                     ESTIMATE MARKET VALUE FOR ASSET EVALUATION
TYPE OF APPRAISAL:                                COMPLETE
TYPE OF REPORT:                                   SELF-CONTAINED
SIGNED CERTIFICATION:                             ATTACHED
ASSUMPTIONS AND LIMITATIONS:                      ATTACHED
SCOPE OF APPRAISAL:                               COMPREHENSIVE DATA COLLECTION; SALE
                                                  COMPARISON AND INCOME APPROACHES USED
HIGHEST AND BEST USE:                             CONTINUED MAINTENANCE AND OPERATION AS
                                                  FRANCHISE-AFFILIATED LODGING FACILITY
SALE COMPARISON APPROACH VALUE:                   $8,200,000 (INCLUDES EXCESS LAND)
INCOME APPROACH VALUE:                            $8,400,000 (INCLUDES EXCESS LAND)
RECONCILED FEE SIMPLE VALUE ESTIMATE:             $8,300,000 (INCLUDES EXCESS LAND)
RECONCILED VALUE/ROOM                             $69,748/ROOM


COMMENTS

The subject of this appraisal is the 119-room Super 8 Motel located SeaTac, Washington. This is a 3-story, wood frame, limited-service motel. The property was originally constructed in 1982, and substantially renovated in 1995. This included both upgrades to the interior and exterior of the building, including replacement of most of the interior finishes and furnishings. The property has been well maintained and managed. Typical of other Super 8 properties the subject has fairly small rooms and limited common areas, and a functional layout with an interior entrance configuration.

The improvements are located on a 3.67-acre site which is considerably larger than would be required to support the existing improvements. The site is moderately sloping and has frontage along two streets, including International Boulevard which is a major arterial. This location is in the central portion of the main commercial strip associated with SeaTac International Airport. The subject's location along International Boulevard 1/2 mile southeast of the airport is a significant positive factor in its valuation.

This is part of the lodging market which includes the Kent Valley, Southcenter, and SeaTac. The subject's market has exhibited strong growth over the past few years, with a leveling out of the average daily rates and occupancies due to the substantial new supply. This new supply is largely due to strong demand stemming from usage of SeaTac International Airport, the primary demand generator for this market. The subject is in a relatively strong position in its submarket. It has an excellent location and is positioned slightly below its main competitors in terms of quality and room rates.

As the basis for the valuation of the property we used the Sale Comparison and Income Approaches and did not use a Cost Approach. For an existing established motel property of this size and age, purchasers are primarily interested in the income characteristics and the market price for similar properties. For the Sale Comparison Approach we reviewed a wide variety of hotel transactions in Washington and Oregon, and used five for direct comparison with the subject. The subject would be marketable if available for sale, and we have placed some emphasis on the indications from this approach. The Income Approach is considered compelling, based on detailed income and expense history for the subject property over the past several years and a reasoned local and regional market analysis. In the end, we gave consideration to both approaches in our final value estimate.

                               SUBJECT PHOTOGRAPHS




                                  [photo here]




     SUBJECT PROPERTY, SEATAC SUPER 8, 3100 SOUTH 192ND STREET, SEATAC, WA



                                  [photo here]



                            LOBBY AND RECEPTION AREA.

                                  [photo here]




                           TYPICAL DOUBLE GUEST ROOM.



                                  [photo here]




HALLWAY SHOWING TYPICAL INTERIOR ENTRANCE CONFIGURATION, WITH GUEST ROOMS ON EITHER SIDE OF A CENTRAL CORRIDOR.

                                  [photo here]






                           45-PERSON CONFERENCE ROOM.






                                  [photo here]





                                REAR PARKING LOT.

                                  [photo here]







                       VIEW LOOKING EAST ON 192ND STREET.







                                  [photo here]






VIEW LOOKING NORTH ALONG INTERNATIONAL BOULEVARD FROM WEST SIDE OF THE SUBJECT SITE.

                              APPRAISAL DESCRIPTION


IDENTITY OF PROPERTY

The subject is an existing 119-room lodging facility known as the SeaTac Super 8 Motel. It is located at 3100 South 192"d Street in SeaTac, Washington.

LEGAL DESCRIPTION

We have not been provided with a title report for the subject property. The property can also be legally described as King County tax lots 232304-9157 and 815860-0010, and personal property account #25271958.

PURPOSE OF APPRAISAL

The purpose of this appraisal is to estimate the Market Value of the subject property. following is the definition of Market Value according to OCC Regulation 12 CFR Part 34.42:

        "Market Value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

        (1)    Buyer and seller are typically motivated;

        (2) Both parties are well informed or well advised, and each acting in what they consider their own best interests;

        (3)    A reasonable time is allowed for exposure in the open market;

        (4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

        (5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

FUNCTION OF APPRAISAL

It is our understanding that the function of this appraisal is to assist in decisions regarding financing and asset valuation of the property.

PROPERTY RIGHTS APPRAISED

This is an appraisal of the fee simple interest of the subject property.

UNAVAILABILITY OF INFORMATION

We have not been provided with an environmental report, title report, structural inspection, report or a hydrologic or soils report. We are not expert in any of these areas, and generally rely on the technical reports of qualified personnel. We specifically assume that there are no unapparent conditions which affect the value or utility of the property.

ADA COMPLIANCE

We have not been provided with any information regarding the compliance of the building improvements with the Americans With Disabilities Act (ADA). We are not experts in ADA compliance issues and specifically assume that there are no unapparent conditions with regard to ADA compliance which affect the value or utility of the property.

ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal is subject to the General Assumptions and Limiting Conditions found at the beginning of this report, as well as specific assumptions noted above.

SCOPE OF APPRAISAL

This appraisal is not limited in scope, and uses both the Sale Comparison and Income Approaches to value. The Cost Approach has not been employed in our valuation process. Current purchasers of similar properties are primarily interested in the income characteristics of the property, and focus on the Income Approach and Sale Comparison Approach when determining an appropriate purchase price. Also, the age of the improvements and subsequent renovation make an exact estimation of accrued depreciation unreliable. Therefore the Cost Approach has not been used, since it would not have had any bearing on the reconciled market value for the property.

In the course of this appraisal Ms. Heather Hake Woodside has personally inspected the subject property. In addition we have evaluated the local neighborhood and surrounding areas; surveyed the competitive lodging facilities within this market; and reviewed historical data and income and expenses for other similar properties. We have also carefully reviewed and analyzed the subject's income and expense history over the past several years. We have spoken with the subject's owners, manager, and other property managers, owners, and government officials within this market. We have researched and evaluated the sales of other lodging facilities, both within King County and throughout the Pacific Northwest. Overall, the scope of the research and analysis contained in this appraisal is substantial, and in our opinion adequate to support the value conclusion.

COMPETENCY

We are competent to appraise the subject property. We have considerable experience in the analysis and valuation of lodging facilities throughout the region, and have appraised several other lodging facilities in the subject's market area. Please refer to the Scope of Appraisal, the Appraiser's Qualifications and Experience Data in the Addenda, and the research and presentation embodied in this report for verification of our competency.

HISTORY AND CURRENT STATUS OF PROPERTY

The subject improvements were built in 1982, and have been under the same ownership and management since that time. The subject was offered for sale in 1998, along with a portfolio of about 25 other Super 8 properties located in Washington, Oregon and Alaska, with an asking price of about $91 million. It is our understanding that several parties expressed interest in the properties, with the highest offer at about $81 million. There have been no transactions involving the subject over the last five years and we are not aware of any other current or recent purchase offers, listings, or agreements for the property.

Two significant changes have occurred at the property since the original development. First was the demolition several years ago of a single-family residence that previously existed on the southeast corner of the subject site. This area is currently not developed, and is part of the unpaved eastern portion of the site used for overflow airport parking. This portion of the site which previously included the house has a single-family residential zoning designation, unlike the commercial zoning for the rest of the site. Recently, however, the property was designated in the City of SeaTac comprehensive plan to be developed as commercial land. Therefore, it appears likely that a rezone of this property would be possible.

The second significant change at the subject was the extensive renovation of the property which occurred in 1995. This included the elimination of a drive-through entrance which separated the two ground floor wings of the improvements, and allowed for an expansion of the lobby area. It also included a complete renovation of the guestrooms and near-complete replacement of room furnishings. It is our understanding that this renovation had a total cost of about $1,150,000.

REASONABLE EXPOSURE TIME AND MARKETING TIME

The value conclusion in this report is as of the effective date of this appraisal, and assumes that a reasonable exposure time has preceded that effective date. Thus the value is consistent with expected transaction on that effective date after prior marketing. Exposure time is the period of time that would reasonably have preceded transaction of the property at the appraised value on the date of appraisal. The reasonable marketing time discussed in this section is that period which would be expected to be incurred to market the property in the current environment as of the date of the appraisal report, with the marketing to occur subsequently. Thus the value conclusion is not necessarily the subsequent value that would be anticipated for transaction of the property after the future marketing period.

It is our conclusion that the subject property would be marketable if available for sale. The improvements range between about 3 and 16 years in age, and appear to have been well maintained. The subject was significant renovated in 1995, and should continue to be competitive within its market segment for the foreseeable future. The quality and limited service orientation make it attractive to the owner-operator segment, who continue to be active in the hotel market.

Regionally there continues to be significant sales activity for this property type. Over the past several years the market activity of hotel properties increased, as REITs and other entities had increased interest. More recently this institutional interest declined over the last half-year. While interest from this segment of purchasers declined, smaller income investors and owner operators continue to be active. On a single-property basis this would be the subject's primary market segment, and the subject improvements would be quite marketable to this segment.

Positive factors include its location in a strong market with strong demand and only a limited amount of new supply within SeaTac with a significant amount of supply in the greater market area. The airport is scheduled to expand and incorporate another runway which will only increase the passenger traffic through SeaTac and therefore increase the demand for lodging. The subject has strong, proven operations, and is well positioned with regards to other properties in this market. This combined with the recent renovation makes continued strong income prospects likely, and would tend to make the property quite attractive to other owner-operators, or income investors. The subject's market would also be viewed quite favorably in terms of a long-term investment, with Seattle consistently ranked near the top in investor preference surveys.

After consideration of these factors we have estimated a marketing and exposure time of one year or less, and the value conclusion is consistent with that estimate.

DATE OF INSPECTION

December 17, 1998

DATE OF APPRAISAL PREPARATION

December 28, 1998

EFFECTIVE DATE OF VALUE ESTIMATE

January 1, 1999

                                NEIGHBORHOOD MAP

                                   [Not shown]

                         NEIGHBORHOOD AND LODGING MARKET

REGIONAL OVERVIEW

The Seattle Metropolitan area is located in the middle of a 5-county area often referred to as the Central Puget Sound Region. Seattle is the central focus of economic activity for the entire Western Washington region. Seattle has a reputation as a desirable place to live and work. It is located in King County and is the largest city and metropolitan area in the state. Trends in the Seattle area include record low unemployment, increasing retail sales and significant economic growth. This is coupled with an increasing population which shows Little signs of slowing in the near term future.

The two largest private employers in the region are Boeing and Microsoft. Seattle is also a major medical center for health care, research, and biomedical engineering firms. Although Boeing is planning to layoff about 24,000 employees in the region over the next year, many of these layoffs will likely be through attrition. Because the economy is so strong and the unemployment rate is so low, the remainder of the Boeing layoffs are expected to be absorbed quickly. For example, Microsoft announced in mid-1997 that they plan to hire about 3,000 workers over the next few years. Overall, the Seattle area economy is considered quite strong and although the rate of growth is expected to For a more detailed description of the area, please refer to the Seattle Metropolitan Area Description found in the Addenda of the attached report.

NEIGHBORHOOD OVERVIEW

The subject is located in the city of SeaTac, in a neighborhood that is dominated by uses associated with the Seattle-Tacoma International Airport. This location is about 15 miles south of the Seattle CBD. Please refer to the subject property photographs, and the neighborhood map on the facing page for visualization of the subject's position within this neighborhood.

SeaTac became a municipality in 1990, and prior to that was a part of unincorporated King County. It is considered to be a part of the greater Seattle area, and is surrounded by other relatively small municipalities including Tukwila, Kent, and Federal Way. The city of SeaTac spans a fairly broad area from Interstate-5 on the east to Puget Sound on the west, and has a current population of about 23,500 people. The subject's neighborhood is a narrow strip of commercial uses located along International Boulevard (Highway-99) which is the major north/south arterial which runs through the middle of SeaTac. This commercial strip runs directly adjacent to the east of SeaTac International Airport. The northern and central portions of International Blvd. have recently been upgraded including more dividers and left turn lanes, repaving, and the construction of sidewalks and landscaping. The neighborhood is effectively bounded by SeaTac on the west, a single-family residential neighborhood on the east, SR-518 to the north, and South 208th Street to the south. This is a heavily developed commercial area, with most uses complimentary to the SeaTac International Airport, which is located about @A mile directly northwest of the subject in the middle of the strip. The neighborhood is dominated by hotels, motels, parking lots and restaurants, as well as automobile rental agencies and other related airport uses.

SeaTac International Airport is the dominant land use, and its continued growth is a strong positive factor for commercial activities in this neighborhood. The airport occupies an area of about 2,400 acres on the west side of International Boulevard, and currently includes two runways. A third runway has been under consideration for several years, and the Port of Seattle intends to proceed with this airport expansion in order to serve the continuing increase in air traffic forecast for this large regional airport. Airport expansion has become a politically very contentious issue, and given the lack of viable alternatives it appears likely that this expansion will ultimately proceed. The addition of a third runway would allow for continued expansion of both passenger traffic and air cargo volume, and be a positive factor for neighborhood commercial uses such as the subject.

In addition to the third runway, the airport is in the midst of a significant modernization and upgrade of other facilities. This included construction of an additional parking garage, expansion of the main terminal, and possibly a planned 388-room hotel to be located directly adjacent to the airport terminal, which will be discussed in the following section.

Other influences on this neighborhood include the surrounding population base in the cities of SeaTac, Federal Way, Tukwila, and Kent. These are all suburban communities located in the area about halfway between the cities of Seattle and Tacoma. Other major influences include the Kent Valley industrial area, which is located about one mile to the east of this neighborhood. This is also an area that has undergone rapid expansion over the past two decades, the Kent Valley farmland being replaced by the greater Seattle area's largest industrial neighborhood. This area supports a wide variety of industrial uses, including many newer warehouse/distribution facilities.

The subject's specific location is along the east side of International Boulevard, in about the middle of the heavily developed commercial strip. It has excellent access and good visibility and is about 1/2 mile southeast of the main entrance to SeaTac International Airport. International Boulevard is a major arterial with two lanes in each direction, plus a center left-turn lane. This provides easy access both to the airport and to surrounding freeways, including Interstate-5 located about one mile to the east, which has on and off-ramps both at South 200th Street and South 188th Street. Immediate surrounding uses at the subject property include primarily single-family residential developments to the east, multi-family to the south, and a large parking lot and car rental facility to the north. Along International Boulevard is also several restaurants, hotels and motels.

In summary, the subject is located in a neighborhood heavily influenced by SeaTac International Airport. This is the region's largest passenger and cargo airport, which has undergone and will continue to undergo significant expansion in the future. The neighborhood consists of a broad range of commercial uses located along International Boulevard, a heavily

                             [Hotel Market Area Map]
developed commercial strip in the vicinity of the airport. The subject is located near the middle of this densely developed commercial strip, about 1/2 mile south of SeaTac International Airport. Although there is very little vacant land along the strip in the vicinity of the airport, continued development of older properties with more intensive commercial activities will continue to occur. With the likely continued future expansion of activity at the airport, this neighborhood should continue to experience strong positive growth trends.

                       [International Boulevard Traffic Counts - CHART]

Overall the subject has a strong location within this neighborhood. The direct highway visibility and good access are positive factors for a lodging facility, as is the proximity to numerous restaurants and other services. Further, the location near a major international airport that is expanding is also considered a significant positive factor.

OVERVIEW OF LODGING MARKET

The lodging market in which the subject exists is fairly large, and is a combination of the SeaTac Airport submarket, the Kent Valley submarket, and the Southcenter submarket. These three markets are located in close proximity to each other and are influenced by the same broad forces with some differences in the demand components for each individual market. Please refer to the map on the facing page, which shows the location of these three markets. A summary of the competitive lodging facilities within these three submarkets is found on the following page. This survey includes a total of 50 properties, which includes all of the competitive facilities built since 1960 of larger than 50 rooms. This is a total of about 7,757 rooms, of which the subject comprises about 1.5% of the total inventory.

About 40% of the rooms in the market were constructed in the 1960s and 1970s, with most of these being built along International Boulevard in the vicinity of the airport. These include several of the largest full-service hotels, including the Red Lion, the West Coast SeaTac, Holiday Inn, Radisson Hotel, and the Airport Hilton. During the decade of the 1980s, the rapid expansion of the Kent Valley industrial area resulted in the majority of the development shifting to the other two submarkets. In the 1980's about 2,600 rooms were added to the market. The subject was constructed in 1982, and was one of seven properties constructed near SeaTac Airport during the 1980's. In total, the period from 1985 to 1992 saw 17 new hotels constructed in this market. A significant portion of this addition of supply were properties with the extended stay orientation, including the 152-room Hawthorne Suites (previously Home Court All Suite); the 144-room Residence Inn located just east of Southcenter; and the 106-room Homewood Suites located north of Interstate-405. The other properties built since 1990 include the 154-room Hampton Inn and 75-room Best Western Choice located in the Kent

                       [Kent Valley, Southcenter, Sea-Tac

                      Inventory of Hotels and Motels Chart]

Valley, and the 146-room Best Western Gateway and 86-room Days Inn both located in the airport submarket.

These large increases in supply over this time period caused considerable distress in the hotel market, particularly in the Kent Valley submarkets. The period in the early 1990s was one of falling occupancy levels, fierce competitiveness from an increasing number of hotel rooms for a relatively stable demand segment, and a resulting lack of increases in ADR which other markets throughout the region experienced. This is particularly, the case for the Kent Valley portion of the market, which experienced both a greater increase in supply and a lack of a strong and increasing built-in airport demand segment. As a consequence there were no new hotels constructed from 1992 to 1995. Demand eventually increased to the point where additional supply was built from 1996 onward. About 1,037 rooms were constructed since 1992. The only hotel rooms which have been constructed in the SeaTac submarket recently include a 55-room addition to the Comfort Inn. We note that we have followed the operating statistics of several of the properties in this greater market and have not noted a significant decrease in either the occupancy rates or the Average Daily Rates despite the significant increase in supply. However, if properties continue to be developed, we would expect some oversupply which could result in low occupancies and low Average Daily Rates which will be forced upon existing facilities as they compete for business. Proposed supply will be discussed in a following paragraph.

DEMAND SEGMENTS

The most important demand sector in this market is travelers associated with SeaTac International Airport. A portion of this is related to the corporate demand segment but is also strongly impacted by both destination and transient tourism. SeaTac is the major airport in this region and last year handled about 25,000,000 passengers. As the exhibit on the following page shows, the airport has experienced dramatic increase in usage over the past decade. From 1989 to 1997 the total number of annual passengers increased 62.3%, or an average annual increase of 7.2%. The airport has the capacity for a total of 30,000,000 to 35,000,000 passengers per year which is expected to be met between the year 2005 and 2010. As the airport reaches capacity, this has resulted in considerable air traffic congestion and increased delays, and has prompted repeated calls for a third runway. A third runway is planned as part of a 10-year, $1.7 billion airport expansion and renovation. This expansion/renovation also includes construction of a new north terminal with 30-50 new gates, a parking garage expansion, renovation of Concourse A and the airport's main terminal, seismic upgrades, a new Westin Hotel, a new air traffic control tower, refurbishment of the satellite transit system, upgrading concession areas and rebuilding airport roads.

As the figures on the following page illustrate, about 93% of the passengers are domestic, with the remaining 7% international. This level of growth has substantial impact on the local lodging market, which is fueled in large part by this demand segment. This is much more of a factor for the SeaTac submarket which because of these recent increases has performed considerably stronger than the other two submarkets. The full-service properties at the airport

                         [Sea-Tac International Airport

                       Passenger Traffic Statistics Chart]
are generally older and in only average condition, strong growth in SeaTac passengers has resulted in increasing occupancy levels and fairly high ADRs for the modem limited-service facilities. Many of these properties historically relied on airline contract business however, at substantially reduced room rates. Since the market has increased this business has become more of a mixed blessing, with the competitive properties less willing to block out large blocks of rooms at reduced rates.

For this market as a whole, the second largest demand segment is the surrounding industrial base, which along with the service sector provides the primary employment base for this area. A significant portion of the corporate business includes Boeing and other related aircraft businesses, as well as management and sales persons involved in other local businesses in the Kent Valley. Overall we would estimate that corporate business (including airport corporate) accounts to account for somewhat more than 50% of the room sales in this market. This includes a relatively high proportion of repeat and contract business. Boeing is the dominant space user in this area, including both the Renton manufacturing plant, the central Kent Valley aerospace facility, and a significant portion of the other office and industrial space in the Kent Valley. From 1992 to 1994 Boeing experienced a significant downturn in employment throughout the region, as the result of canceled airplane contracts and options, and a decrease in aerospace and military business. The latter two segments represent long-term structural changes that are unlikely to see significant rebound in the foreseeable future. The commercial airplane sector is more cyclical in nature however, with Boeing expecting 48,000 job by the year 2000. This is due to the consolidation of its Defense and Space Systems operations in California, Missouri and other plants in Washington. Further, the Asia economic crisis has lead to cancelled orders. Economists predict that the downsizing of Boeing will be much milder than Boeing predicts with only about half of the layoffs that are predicted. Since our economy is more diversified now than it was in the past, the impact of this downturn is only expected to have a minimal impact on the overall economy in the Puget Sound area.

According to the management at the subject, the subject's room sales are approximately 60% commercial, 30% leisure, with a small proportion of government, group, and other. Of these room sales, between 70% and 75% are airport-related in some way. About 10% of the guests are foreign, a percentage which has increased substantially over the last year. A total of about 40% to 45% of room nights are booked through the Super 8 central reservation system, which underscores the value and importance of the franchise affiliation. Further, about 90% to 96% of the room sales are VIP sales at the subject. Guests pay a one time fee of $3.50 to become a VIP member and then have the opportunity to save 10% for each nights stay. The subject Super 8 has been the number one in VIP sales for the past three years in all the Super 8 Motels owned by the ownership group. The other significant demand generator for the subject is the result of a group and convention spillover from the Red Lion. This 850-room facility is located one block north of the subject on the east side of International Blvd., and caters primarily to group and convention business. Subsequent to the subject's renovation a few years ago, Red Lion has begun steering guests to the subject during times when their facility is full.

The final important component of subject room sales that differs from most Super 8 properties relates to airport parking. As previously mentioned, the subject site contains parking

                       [Current Proposed Properties Chart]
substantial in excess of that which is required to support the 119 rooms. The extra site area is used for airport parking by both motel guests and the general public. In order to boost room sales, the subject offers four nights free parking for guests that stay at least one night in the motel. Given the high parking rates in the vicinity of SeaTac (currently $8/day at the subject lot), this represents a significant financial incentive for potential guests, and receives substantial utilization. Roughly half of the park and fly parking at the subject is from hotel guests versus drive up parkers. The financial details of the parking operations will be discussed in more detail later in this report.

NEW SUPPLY

Please note the exhibit on the facing page, which summarizes our understanding of current proposals for new lodging facilities in this market. In formulating this list we have had discussions with the permit and planning departments in the cities of Renton, Tukwila, Auburn, Kent, and SeaTac. In addition we have researched and investigated planned properties from numerous other sources including hotel brokers, managers, and developers. The exhibit on the facing page represents our understanding of the properties most likely to be developed in the near future. We note that many of these properties do not have permit approval or financing in place, and still represent a fairly broad spectrum in terms of the probability of near term construction. Several are very likely to begin construction within the next six months, while others represent less definitive plans for development within the next 12 to 24 months. We note that all but one of these properties represent hotels with a limited-service format which is favored in the current environment. There are currently about 3 hotels proposed that would likely compete with the subject. The Mainstay & Sleep Inn site is being prepared for construction which will likely be completed by late 1999. The Swiss Hotel and SeaTac Hotel II are only in the planning phases with the Swiss Hotel more likely at this point than the SeaTac Hotel II where this project is currently stalled. More to the point is the recent completion of the Comfort Inn addition which involved a total of 55 additional rooms being added to this market recently. The Comfort Inn is located just one block south of the subject and is considered a direct competitor. The addition of these rooms will likely have some impact on the subject occupancy rates in the short term.

The Airport Hilton Hotel Addition is in environmental review and also appears fairly likely to come online in the following year. This room addition, however, would likely not compete directly with the subject as the Hilton is a full-service hotel targeting a different market sector. As discussed in the Neighborhood section the Port of Seattle is proposing to develop a large high-rise Westin hotel on the airport grounds directly north of the main terminal. The site had previously been used for the old United Airlines building, with demolition of this structure recently completed. Westin Hotels has been in negotiations with the Port of Seattle for a considerable time, and discussions with Port officials indicated that the negotiations are continuing with no current resolution. Significant planning and financing issues remain, and it is likely that, if it occurs, the property would not open for at least another year or so. Whatever happens with the current Westin proposal it is likely that the Port of Seattle will proceed with a hotel development on this site in the future. Given the recent strengthening of this market we

                [15 year History of Hotel/Motel Room Sales Chart] would expect that within the next several years there will be a large new property positioned at the top end of the full-service market. This would likely reduce the achievable room sales to both the overnight airport stay segment and the airport-related corporate segment to a certain extent. While not competing with the subject, a new large hotel on the airport grounds could reduce occupancies at the older full-service hotels to a certain extent, filtering down to the limited-service properties like the subject. Given the time frame and likely continued increases in demand however, the effects from this proposal are likely to be fairly minimal.

In total, the 2,713 new hotel rooms proposed market-wide represents about 35% of the currently existing supply. The impact is likely to be significantly less than this however as all of these proposed properties will not ultimately be constructed. Given the strong historical and likely future increases in demand for rooms in this market, it is likely that within the next three years the market will be able to absorb an increase in supply in about the 15% range without dramatic negative impacts on the occupancy overall.

HISTORY OF HOTEL/MOTEL ROOM SALES

Please note the figures on the facing page, which summarize the gross room sales from 1983 through 1997 for both King County and Washington State as a whole. These figures provide an indication of total growth in the hotel market, based on the payment of the 2% lodging tax for all the properties within the state. Given the lack of collection or reporting by individual cities within King County, however, these figures represent only broad indications of area-wide trends.

Overall, the tax collection shows strong historical growth over the last eight years which have averaged 8.6% for King County and 7.6% for the state as a whole. The growth was particularly strong in the period from 1987 to 1991 when there was both a strong increase in ADRs and substantial increases in supply of hotel rooms overall. 1995 and ].996 were also strong years. Since that time growth trends have continued to be positive but more modest overall.

We have also reviewed more specific information with regards to recent historical trends in this lodging market. These include confidential figures retained in our files for several competitive properties in this market, as well as specific indications from recent ADRs and occupancies at properties which compete directly with the subject. We have also reviewed results from a publication called Trends in the Hotel Industry which was prepared by PKF Consulting and dated October 1998. This survey, summarized on the following page, includes 140 Washington properties that total 20,129 rooms, and is divided by sub-areas for the Washington market. The "SeaTac and Southcenter" lodging market had an average occupancy of 77.4% for the first 10 months of 1998, virtually the same as the 76.4% occupancy the year before. The average daily room rate increased to $86.09 from $81.16 the previous year. Thus, the average revenue per available room (RevPar) was $66.63 up from $62.01. In general, the urbanized areas show increases, while the more rural markets were flat to slightly declining. By size and rate, the smaller and lower-rate properties had the lowest increases. In summary, on a same facility

       [Hotel Room Revenue History History in the Pacific Northwest Chart] basis, properties in the subject location, size and rate classification were amongst the lowest performing properties in Washington.

NORTHWEST SUPER 8 STATISTICS

Please refer to the figures at the end of this section which show the operating statistics for 22 Washington and Oregon Super 8 properties under the same management as the subject. The exhibit shows the occupancies, ADR, and RevPar for the period Nov. 1997-Oct. 1998, and also compares these with the previous 12 months. These chain-wide statistics show an average RevPar of $28.37 over the past 12 months, which is down 1.1% over the previous figures. The average chain-wide occupancy was 56.8%, which is much lower than the subjects occupancy over this period of 67.6%. The ADR at the subject was much higher than average at $65.63. The RevPar from the year prior and this analysis year increased about 6.8%. This is likely attributable to the limited new supply of rooms in the subject market and the recent renovation of the subject.

CONCLUSION AND FORECAST OF SUBJECT ROOM REVENUE

In forecasting the average daily rate (ADR) and occupancy at the subject, we have considered a wide variety of evidence. This includes broader trends regarding supply and demand forces within the SeaTac lodging market as previously discussed. In addition, we have considered specific confidential information regarding trends and operating statistics at several of the subject's direct competitors in this market, including the actual ADRs and occupancies achieved. We have analyzed the subject's historical ADR and occupancy on a monthly basis over the last several years, and have carefully considered the impact of the recent renovations on the historical figures, as well as the impact on future room sales due to the upgrades at the property. Finally, we have considered likely future trends with regards to various demand segments, future ADRs, and impacts of both the recently constructed and likely future rooms in this market.

In the short-term, the prospects are quite positive in terms of both ADRs and occupancies. The factors which have influenced growth in room sales in this market are likely to continue, including primarily increases in usage of SeaTac Airport. There is some short-term prospects for increases in supply, in addition to the stabilization period for the recently completed Comfort Inn addition. New construction in this market is inevitable given the high occupancies and ADRs the existing competitive facilities are achieving. Therefore the long-term future income prospects for the subject are not as a strong, which has been factored into our selection of an appropriate capitalization rate. However, the addition of a third runway is a significant factor in this market where much of the business is related to the airport.

In consideration of these factors, we have forecast a Year I occupancy of 66.0%. This represents a slight decrease over the 67.6% the property achieved over the last 12 months. This decrease is due to the new addition of the nearby Comfort Inn and future proposed supply that is either under construction or is late in the planning stages. The average daily room rate has been

                      [Washington and Oregon Super 8 Motels

                      1997-1998 Operating Statistics Chart]
forecast at $65.00 which represents a fairly modest decrease over the most recent 12-month figures. It seems likley that the subject rooms rate will decrease as a result of competition with new supply in this market.

                                   [Site Map]

                                Site Description


LAND AREA AND SHAPE                 Please refer to the site map on the facing page for a
                                    visualization of the subject site. A copy of the site
                                    plan, prepared by Richert & Associates is shown facing
                                    the beginning of the next section of the report. The
                                    site is irregular in shape but generally resembles a
                                    rectangle. It measures about 158,500sf.

ACCESS & STREET FRONTAGE            International Boulevard, adjacent to the west of the
                                    subject property, is a 4-lane major arterial roadway
                                    with a center turn lane. There is now a left turn signal
                                    onto South 192na Street improving access to the subject.
                                    Primary access to the subject is provided from South
                                    192"d Street, a two lane roadway providing access to a
                                    residential neighborhood to the east. The subject has
                                    three separate curb-cuts along 192nd, each leading to
                                    one of the three parking areas at the subject. The
                                    subject has about 500 lineal feet of frontage on South
                                    192nd Street and about 345 lineal feet of frontage on
                                    International Boulevard. The portion of International
                                    Boulevard in front of the subject was recently upgraded
                                    including repaving, underground utilities, and
                                    construction of curbs, gutters, sidewalks, and
                                    landscaping. Some lighting was also added as well as
                                    additional pedestrian crosswalks. This project was
                                    publicly funded and required no LID assessment. The
                                    subject neighborhood has two full interchanges with
                                    Interstate 5, about one mile to the east. Access is
                                    therefore considered good.

TOPOGRAPHY & SOIL CONDITIONS        The subject site slopes moderately from east to west,
                                    and is generally flat from north to south. The central
                                    portion of the site on which the improvements are
                                    located has been graded to be fairly flat, and is
                                    generally at-grade with the main entrance along South
                                    192nd Street. The eastern parking area is at a slightly
                                    higher elevation, while the additional parking area to
                                    the west of the site has been graded flat at about a 15
                                    foot lower elevation. This western parking area is
                                    adjacent to International Blvd., and is about 10 feet
                                    above the grade of the adjacent arterial. In total, the
                                    elevation change across the entire site is about 35
                                    feet. We have not been provided with a soils report for
                                    the subject property. We assume that the sub-surface
                                    soils are adequate to support the existing

                                    improvements, and that there are no unapparent drainage
                                    or soil problems.

ENVIRONMENTAL CONDITIONS            We have not received any information regarding
                                    environmental conditions at the subject site. We are not
                                    experts in these areas, and it is a specific assumption
                                    of this report that there are no unusual environmental
                                    conditions which materially impact the value or utility
                                    of the property.

                                    It is our understanding that there was an underground storage tank underneath a single family residence that once existed on the southeast portion of the subject. This tank was reportedly removed a few years ago as was much of the soil around the tank. We assume that the site is clean.

UTILITIES                           The subject property is fully serviced by
                                    public utilities including water, sewer,
                                    electricity, telephone, natural gas, storm
                                    sewer and cable television.

ZONING                              The majority of the subject site is zoned CB, a city of
                                    SeaTac community business zoning designation. This is a
                                    fairly unrestricted designation which allows a wide
                                    variety of potential uses. It includes office,
                                    warehouse, automotive-related uses, fast-food and
                                    sit-down restaurants, and nearly all forms of retail use
                                    Multi-family residential is allowed in conjunction with
                                    ground floor retail. There is no minimum lot size, with
                                    a 10 foot front but no side or rear setback. Maximum lot
                                    coverage is 75%. Parking requirements vary with use, but
                                    are 1/unit for motels. The height restrictions in this
                                    area are essentially dependent on FAA requirements, and
                                    vary depending on the specific location and elevation of
                                    the individual site. In this instance, the city of
                                    SeaTac zoning officials indicated that the allowed
                                    height would likely be between 200 and 225 feet.
                                    Overall, this fairly unrestricted zoning designation is
                                    a significant factor in a potential utilization of the
                                    excess development potential of the subject site.

                                    The parcel at the southeast comer of the site is zoned
                                    UL-7200, a single family residential zone that is in the
                                    comprehensive plan as CB. Therefore, this portion of the
                                    property could be easily rezoned for commercial


                                    use. The subject property appears to fully conform with
                                    the zoning code.

ASSESSMENT AND TAXES                Land                  $1,959,500
                                    Improvements:         $2,200,000
                                    Personal Property:       $115,270
                                                             --------
                                    Total:                $4,274,770

                                    1998 Property Taxes:  $55,687.55

                                    Average Tax Rate:     1.304%


SUMMARY The subject site is a fully functional commercial site.

                                    SITE PLAN

                                 [not included]

                            IMPROVEMENTS DESCRIPTION

GENERAL DESCRIPTION

The following description of improvements is based on our inspection of the subject improvements, as well as review of available plans and discussions with the subject property owners and managers. The Site Plan on the facing page shows the lay out of the improvements on the subject site. Please refer to the subject photographs at the beginning of this report which also show these Improvements. Copies of the available building plans are provided at the end of this section.

OPERATOR

The subject property is operated as a Super 8 Motel franchise.

GENERAL DESCRIPTION OF THE IMPROVEMENTS:

The SeaTac Super 8 Motel is a 119-room, three-story, average class motel. The building was constructed in 1982 and was substantially renovated in 1995. The total gross building area is 43,874sf for an average area per room of 369sf. The building includes an exercise room and small meeting rooms, but has limited amenities. Typical of other Super 8 properties, the subject has fairly small rooms and limited common areas, and a functional layout with an interior entrance configuration. On-site parking is paved for approximately 270 cars, substantially in excess of what would be required to support the motel operation only.

GUEST ROOMS

There are two basic room sizes at the subject, with smaller rooms of about 250sf and larger rooms of about 265sf. There are a total of 64 single rooms and 55 double rooms, with the larger rooms generally located on the east side of the building and the smaller rooms on the west side. This mix of singles and doubles results in an average room size of about 257sf. This would be considered typical for a property of this type, with the subject having moderately small average room sizes but a fairly large proportion of double rooms. All of the guest rooms have either one or two queen beds.

INTERNAL LAYOUT, PUBLIC CIRCULATION & FACILITIES

The building has a fairly standard interior entrance configuration, with guestrooms situated on either side of a central corridor. The main entrance and lobby/reception area is in the central part of the building adjacent to the western parking lot. Entrances are through double-glassed doors and lobby areas are somewhat more spacious than typically found at other Super 8 Motels. The finishes include a tiled and carpeted floor, recessed fluorescent lighting, and the lobby area also includes a small separate seating/breakfast area. The lobby area includes 2,500-pound Otis elevators serving all three guest floors, which was installed during the renovations in 1995. The three floors of guestrooms are all accessed via entrances and stairways in the north and south ends of the building.

Other common areas in the building include a small exercise room located adjacent to the lobby which includes exercise equipment, fluorescent lighting, and windows facing east. There are also two conference rooms, one of which seats 50 theater style and 30 conference style, as well as a 10-person boardroom

STRUCTURE

The foundation and subsurface structure is steel-reinforced, 4" concrete slab on mat and spread footing, over a 2" sand base on a 6-millimeter plastic covering. The building is wood frame. The floors consist of a finished flooring material over 1- 1/2" lightweight concrete poured over 5/8" plywood, set on internal joists with 3" thermal blanket insulation.

EXTERIOR WALLS

Masonite "stuccato" hardboard siding and 1" by 4" wood trim on 1/2" gypsum wallboard, on 1/2" plywood, with internal batt insulation.

INTERIOR WALLS & PARTITIONS

The plumbing walls (between the corridors and the rooms) consist of 1/2" gypsum wallboard over 1/2" soundboard covered with 1/8" thin wall plaster, with a 3" thermal blanket on one side. The party walls (between the rooms) consist of 1/2" gypsum wallboard on 1/2" soundboard, covered with 1/8" thin wall plaster.

FLOOR COVERINGS, CEILINGS & LIGHTING

Average quality wall-to-wall carpet in guest rooms and public areas, including the lobby and registration area, stairs and hallways, and meeting rooms. Given the recent renovation, the carpeting and other finishes are in better than average condition for a property of this type. There is vinyl flooring in the guest bathrooms, laundry rooms, and other motel service areas. The ceilings on the first and second floors are gypsum wallboard, with thin plaster covering in most areas. Lighting is ceiling-mounted fluorescent lighting in the common area hallways. Lighting fixtures are generally incandescent in the guest rooms, with both incandescent and fluorescent lighting in the public areas.

ROOF

The building has a tile roof over wood sheathing and insulation. The roof is pitched.

DOORS & WINDOWS

Entrance doors are self-closing plate glass doors at the front entrance, and solid core wood doors at the other entrances. All interior doors are solid core, wood doors with metal frames. All interior doors include hydraulic closers. Exterior windows are double-paned glass in aluminum frames, with the exception of vinyl windows in the remodeled lobby area. All of the guest rooms were retro-fitted with Ving key-card lock systems during a recent renovation.

FIRE PROTECTION

Heat sensors connected to a central alarm system, with individual smoke detectors in each guest room. The building is sprinklered.

HEATING, VENTILATION & AIR-CONDITIONING

Guest rooms are provided with heating and air-conditioning by General Electric individual electric through-wall heat pumps.

ROOM FURNISHINGS

Typical room furnishings include beds with frames and headboards, a straight-back seat, one or two armchairs, a combination vanity unit with two to three dresser drawers, a color television set with remote, fixed and movable lights, artwork, and an oak-framed mirror. The single rooms also include a table. As previously discussed, 56 rooms were partially renovated in 1994, and the remaining 63 rooms were essentially fully renovated in 1995. This included replacement of carpet, re-painting, and new case and soft goods. Items remaining to be renovated include case goods in the 56 rooms renovated in 1994, the bathtubs and hanging lamps in all of the units, and countertops in some of the units. Overall, the rooms furnishings and finish quality is above standard for this class of facility. However, some of the F,F & E is reaching the end of it's useful life. The manager reported that about half of the rooms are scheduled for renovation this winter.

OTHER FEATURES

The parking areas adjacent to the east and west of the building are paved and landscaped, and generally in fairly good condition. This includes curbs, lighting, and planting areas, as well as steps leading down to the western parking lot. The eastern and western parking area is not paved however, although they do have lighting.

Signage for the property includes a large lighted sign along the western property boundary, oriented towards International Boulevard, as well as a smaller sign adjacent to the main entrance along S. 192nd St.

The other significant improvement at the property is a security system, including 8 cameras with monitoring capabilities behind the front desk. This includes a camera on the first floor adjacent to each of the stairways as well as one in the lobby. The other 4 cameras are located facing the parking areas, as a deterrent in this relatively high-crime area. The personal property also includes a passenger van for transporting people to the airport. This van is a 1996 Ford E350 15 Passenger Van with 130,000 miles.

RENOVATION AND CAPITAL IMPROVEMENT HISTORY

The subject improvements appear to be in very good condition and we are not aware of any areas of deferred maintenance. The property underwent a significant renovation in 1995 and therefore many of the furnishings and are only three or four years old. We have been provided with a summary of expenditures on the property over the last four years. The following table summarizes these amounts.

       --------------------- -------------------
               YEAR                      AMOUNT
       --------------------- -------------------
       1995                          $1,090,784
       --------------------- -------------------
       1996                            $201,182
       --------------------- -------------------
       1997                                  $0
       --------------------- -------------------
       1998                              $2,226
                                         ------
       --------------------- -------------------
       Total                         $1,294,192
       --------------------- -------------------
       Per Room                         $10,876
       --------------------- -------------------


Based on our analysis of cost new and the information above, we have estimated the contributory value of F,F&E at $260,000 or about $2,200/Room, including $180,000 in personal property value.

EFFECTIVE AGE/REMAINING ECONOMIC LIFE

The improvements were constructed and opened for business in 1982. The property was extensively renovated in 1995, with the rehab lasting nearly 12 months. This included new carpeting and case goods for 63 rooms, with the remaining 56 rooms having been re-carpeted in 1994. The renovations also included interior and exterior painting, and replacement of most soft goods and all of the televisions and A/C units in the guest rooms. It also included renovations to the bathrooms including new floors and countertops in many of the rooms, although the tubs are still original.

The renovation also included a small expansion of the building, which consisted of merging the two wings. Previously, the ground floor had been separated by a drive-through entrance in the central portion of the building, which also provided the access to the eastern parking area. This new space that was created was used for a new front entrance and lobby/reception area, as well as an exercise room. Other improvements to the property included re-paving of about 50% of the paved parking area. Overall, these renovations had a cost of approximately $1,150,000, or almost $9,700/unit. This did not include the cost of the televisions or A/C units which were leased and not owned.

After considering the average quality of the improvements, we have estimated the effective age of the property at 12 years, and the remaining economic life at 23 years.

SUMMARY

The improvements consist of a Super 8 Motel with an average effective age of about 12 years. The property has a fairly standard configuration for a limited-service motel, with three floors of guest rooms on either side of a central corridor. The property is generally attractive in exterior appearance and includes a large amount of parking. Guest rooms have a standard configuration and moderately small sizes which are typical for a property with this orientation. The property appears to be in good condition for a motel of this age which was significantly upgraded a few years ago. This would result in an expectation of an average expenditure on short-lived items. With ongoing maintenance, the property should continue to be functional and competitive within its market segment.







[FOLLOWING HERE WERE 3 PAGES OF "FLOOR PLANS", 1 PAGE ENTITLED "SECTIONS", AND 2 PAGES OF "ELEVATIONS"]

                              HIGHEST AND BEST USE

"Highest & Best Use" is defined by the Appraisal Institute as:

        1) The reasonable and probable use that supports the highest present value of vacant land or improved property, as defined, as of the date of the appraisal.

        2) The reasonably probable and legal use of land or sites as though vacant, found to be physically possible, appropriately supported, financially feasible, and that results in the highest present land value.

        3)     The most profitable use.

The concept of Highest and Best Use is based on the most profitable and valuable use. The Highest and Best Use must meet four criteria: it must be physically possible, legally permissible, financially feasible, and maximally productive.

HIGHEST AND BEST USE AS IF VACANT AND UNIMPROVED

The subject site is a generally rectangular, 3.64 acre site which is moderately sloping but fully usable. A small portion of the site is residentially zoned, but the majority of the site has an unrestricted BC zoning designation which allows a wide variety of potential uses. This includes lodging, office, retail, restaurant including drive-through, service, automotive, and other uses. Multi-family is allowed over ground floor retail. This is a comer site with access and visibility on both streets, one of which is a major arterial. Further, there is a signaled intersection onto South 192nd Street off of the arterial providing excellent access to the subject. Therefore, both the physical site characteristics and zoning would accommodate nearly all forms of potential uses for the subject site if vacant.

This property is located along International Blvd., which is the major north/south arterial in the SeaTac area. The subject is located in the central portion of this heavily developed commercial strip, about 1/2 mile southeast of SeaTac International Airport. Surrounding uses include hotels and motels, fast-food and family restaurants, car rental agencies and parking lots, and a variety of older commercial uses. Recent development in this area includes several limited-service lodging facilities within the past few years, and the subject's specific location and size of the site generally warrant this land use type. This is also consistent with the recent trends within the SeaTac area lodging market. Strong increases in demand coupled with very limited new supply (in the city of SeaTac) have resulted in a substantial rise in both occupancy levels and ADR that has significantly exceeded the increases for the lodging market in the region as a whole. It is therefore our conclusion that construction in this market is feasible, particularly in the limited-service sector. A significant amount of new hotel rooms have been constructed in the greater Kent Valley and Southcenter submarkets over the past two years. This surrounding new supply competes to the subject to some degree, however, many of the guest staying at the subject desire to be staying in close proximity to the airport.

Given these facts and the specific physical and locational characteristics of the subject, it is our conclusion that the highest and best use as if vacant and unimproved is for the development of one or two limited-service lodging facilities.

HIGHEST AND BEST USE AS CURRENTLY IMPROVED

The site is currently improved with a !19-room, 3-story limited-service lodging facility. The improvements are about 17 years old, although the property was extensively renovated in 1995. This included a near complete renovation of the rooms, as well as other interior and exterior improvements. Overall we have estimated the effective age of the property at about 12 years with a substantial remaining economic life of 23 years. The property has strong operating statistics currently, and given its position within this market, should continue to remain very competitive within its market segment for the foreseeable future. The value of the improvements are greatly in excess of the value of the site associated with the improvements, and it is our conclusion that the highest and best use as currently improved is for continued maintenance and operation as a franchise affiliated lodging facility.

As previously discussed, the site is considerably larger than that which is required to support the existing improvements. This excess land is located in the eastern and western portions of the site, while the subject improvements and primary parking are located in the central portion of the site. These eastern and western parking areas are partially used for parking by SeaTac Airport travelers, including both the general public and motel guests. The additional parking revenue generated is substantial at about $60,000 annually, as will be discussed in the subsequent Income Approach section of this report. The existence of this extra parking also supports additional room sales to a certain extent. Overall, this additional parking area is not nearly fully used for this use, and a large portion of the land could be used for other purposes with only a relatively modest impact on the achievable parking revenue.

The southeast corner of the site is residentially zoned, and the current zoning does not allow commercial uses, nor can it be used to satisfy the parking requirements for associated commercial uses. The remainder of this eastern portion can be used for either commercial uses or parking, and this portion of the site contains very limited visibility and more distant access, due partly to the location of the current improvements. In contrast to this, the western portion of the site is a high-visibility location with a large amount of frontage along International Blvd. This is in the central portion of the main commercial strip in SeaTac, which has been intensively developed and has very little vacant land. This would be considered a prime site for a variety of uses, including restaurants, service stations, lodging facilities, or other uses. The amount of excess is constrained to a certain extent by topography, although an effective area of about 40,000sf could likely be achieved with a modest amount of re-grading and a retaining wall.

The excess site area has numerous potential uses that would likely be feasible. This could include the development or sale to an outside user of the high-visibility western portion of the site, for an alternative use such as a restaurant. The high visibility also make this an excellent site for a lodging facility. This represents the highest and best use for the site as if vacant, and there are very few suitable sites available for development in this market currently. The small size of this portion of the site does represent a significant constraint however, and would likely require relatively expensive under-building parking to be developed. More importantly, the development of a limited-service format hotel with a similar orientation to the subject could have a substantial negative impact on the value of the existing improvements. In terms of the contributory value for the current operations, the family-style restaurant would likely be the ideal use of this excess land, although the value of the site for this use is probably slightly lower than the value as a hotel site. The final feasible alternative is for development of additional units for operation in conjunction with the existing facility. The advantages of this include lower development costs, coordination and integration as opposed to competition within an adjacent facility, and greater operational efficiency as a result of a larger number of units operated. It also likely reduces the difficulty in determining an appropriate layout of the improvements and parking since separate parcels would not be required.

After consideration of these various aspects, we believe there are several alternatives that could potentially represent the highest and best use for the site as currently improved. Foremost among these are the sale of a portion of the site (likely the western portion) for the development of a restaurant or other improvements, or the future development of additional motel units to be operated in conjunction with the current Super 8 Motel.



[FOLLOWING HERE ARE 3 PAGES OF "SALE COMPARISON PHOTOGRAPHS" AND A 1-PAGE "SALE COMPARISON MAP", ON THE BACK OF WHICH IS A CHART SHOWING "SEATAC SUPER 8 SALE COMPARISON SUMMARY"]

                            SALE COMPARISON APPROACH

The Sale Comparison Approach uses analysis of sales of comparable improved properties to derive units of comparison that are then used to indicate value for the subject. Our search for sales was broad, including most major markets in Washington State. Our selection of comparisons included considerable emphasis and understanding from the sales of properties we have previously appraised. The primary units of comparison in this analysis are price per room, price per square foot, and gross income multiplier. In addition, we have analyzed the capitalization rates for these transactions, which will be used in the subsequent Income Approach analysis.

Please refer to the exhibit on the facing page, which summarizes five transactions involving Washington State hotel properties. All of these transactions occurred in 1997 or 1998, and all represent transactions of limited service motels. All are highway-oriented properties that bracket the subject in terms of size, although the subject's age is towards the upper end of the range. Photographs of these comparisons and a map showing their location is found on the preceding pages, and additional details regarding these transactions is included in the Addenda.

At the end of this section, we estimate the value of the excess land area at the subject property and will add it to the value of the subject as indicated by the sale comparisons.

SALE COMPARISONS

Comparison No. 1 is the mid-1997 transaction of the Best Western Landmark hotel located north of the subject in Lynnwood. This property was a 20-year old, 5-story reinforced concrete hotel. The property was purchased in July 1997 by Sunstone Hotel Investors, who were very active in acquiring properties throughout the Pacific Northwest at this time. This property was purchased for $7,200,000, which is the equivalent of about $70,000 per hotel room. This property had considerable excess land, however, and is located in an intensively developed retail location in Lynnwood with a high land value component. The purchasers of the property intend to demolish about 20,000sf of meeting space at this property and construct additional hotel rooms. It is our understanding that this will include the near-term construction of 150-room Courtyard by Marriott hotel, a mid-price business oriented limited-service facility. Subsequent to the demolition the purchasers valued this excess land at $2,000,000, which is the equivalent of about $14/sf of excess land. After considering the demolition costs and contribution to overall property value, we have estimated the contributory value of this excess at $1,750,000. This is the equivalent of about $12/sf of land area, or about $11,700 per hotel room. Deducting this results in a value for the hotel improvements only at $5,450,000, or about $52,900/room. Although this is a full-service facility, subsequent to this transaction the purchasers closed the restaurant and lounge area, which had historically never been profitable. It is not unlikely that at some point in the future this property would be renovated and reflagged to a different franchise affiliation. The current owners have an extensive network of Holiday Inns.

At the time of sale this property had a similar occupancy as the subject at 66.4%. Combining this with a slightly lower ADR results in a 1996 revenue per room about 10% higher than the subject's most recent 12 months. Overall, because of the lower achievable income, we believe the $52,900/room indicated by this comparison is considerably lower than the value for the subject.

Sale Comparison No. 2 is the June 1998 sale of the Best Western Turnwater located south of the subject property in a secondary market. This property is 89-units and was constructed in 1992. It measures 42,900sf or about 482sf per room on average. This property is a limited service facility with a spa, meeting room and exercise room, but few other amenities. The property was not being actively marketed for sale when the purchaser approached the seller about the property. At the time of sale, the property had an occupancy rate of about 65% and had an average daily rate of $58. This results in a RevPar of $37.70, much lower than is achieved at the subject. While public record indicated that the sales price was $5,050,000, the seller reported that the sales price was actually $5,150,000. This equates to $57,865/room or about $120/sf of gross building area.

Primary adjustments to the indications of this sale include upward adjustments for market conditions since mid-1998 and the lower income potential. This is partially offset by downward adjustments for the newer age of the property. After a net upward adjustment, this property provides a compelling indication of value for the subject.

Sale Comparison No. 3 represents the June 1998 sale of two hotel properties located north of the subject property adjacent to the airport. The property was formerly known as the Quality Inn and the Radisson Hotel and consisted of three two story buildings and one three story building. After the purchase, the entire property was renamed the Radisson Hotel. There are a total of 306 rooms between the two properties. The property was developed in the late 1950s and early 1960s and has been renovated several times including once recently. The property was a full-service facility prior to the sale with a fine dining restaurant, however, the purchasers closed this restaurant. The amenities at this property include a fitness center, sauna, gift shop, salon and meeting rooms. There is also a limited menu restaurant. The property was purchased by a REIT in June of 1998. The total acquisition price was $21,350,000 or about $69,771/room. Because of the higher level of amenities at this property, the achievable room rates are superior to that of the subject. The reported trailing income was over $2,000,000 while the pro forma income for the following year is $2,300,000. Further, this property has a superior location to that of the subject being adjacent to the airport.

Primary adjustments required to the indications of this sale include upward adjustments for market conditions since mid-1998 and the age of the property. These adjustments are more than offset by downward adjustments necessary for the superior income potential of this property and the superior location relative to that of the subject. This is a good comparison, however, because it has a similar overall location near the airport and within this overall market.

Sale Comparison No. 4 represents the January 1997 sale of a Motel 6 property located north of the subject property in SeaTac. This property is located north of the SeaTac Airport several blocks. It was developed in 1979 and contains 112 rooms. The facility is a two story property with exterior entrances. The total building area is 28,800sf for an average area per room of 257sf, indicative of the lower end budget-motels. This property was reportedly part of a bulk purchase of about 71 properties. The recorded sales price is $5,749,959 or about $51,339/room.

The indications of this sale represents the minimum price that would be paid for a hotel in the SeaTac market. Primary adjustments required to the indications of this sale include significant upward adjustments for market conditions from almost two years ago, the lower quality and inferior location. Further upward adjustment is needed for the lower income potential of this property.

Sale Comparison No. 5 represents the recent sale of a Howard Johnson hotel located in Auburn southeast of the subject property. This property is a two story limited service hotel in a secondary location. The property is inferior to the subject in that it has exterior corridors and was constructed in 1979. This property does however have a sauna and heated pool. The property was purchased by a private party from a major hotel group who had purchased the property just months earlier. The selling party is an experienced hotel operator in the area who had purchased the facility inn May 1997 for $2,775,000 and affiliated it with the Howard Johnson franchise. The owner then received an unsolicited offer he could not refuse which was the $3,700,000 sales price or $56,061/room. We do not have good income information on the property as the seller had only held the property for a few months in which he was renovating it. Primary adjustments required to the indications of this sale include slight upward adjustments for the inferior location and age of the property. A slight upward adjustment for market conditions since September 1998 is also needed.

FEE SIMPLE SALE COMPARISON APPROACH CONCLUSIONS

The subject property is a relatively modem limited service property in a good location near an international airport. It has a well-established income with higher than typical rates for Super 8s due to the high demand in this market.

Most recent purchasers of limited service hotels have been individual owner-operators, who may own one or several facilities. They often buy properties based on the gross income characteristics, and subsequently self-operate and manage the properties, sometimes with and sometimes without franchise affiliation. Thus a motel property represents an employment opportunity and a business venture of a manageable scale. Individually, the subject would more likely appeal to an institutional investor because of the overall value magnitude. Although the interest from the institutional and REIT segments in purchasing hotels has diminished substantially in the last year, other market interest in smaller lodging properties has remained fairly strong resulting in a stable and active market throughout 1998. Based on all of this evidence we have concluded that the subject would be marketable if available for sale.

The sale transactions bracket the property in terms of physical characteristics, market characteristics and income characteristics. Sale Comparison Nos 2, 4 and 5 are all dearly inferior to the subject and require significant upward adjustment for factors such as a secondary location, lower income potential and lower overall quality. On the other hand, Sale Comparison No. I is fairly similar to the subject but is located in an inferior market and needs significant upward adjustment for market conditions since mid-1997. Finally, Sale Comparison No. 3 is far superior to that of the subject with a superior location adjacent to the airport, and higher income potential.

The unadjusted sale price per room ranged from $51,339 to $69,771. After adjustment, we have concluded that these sales indicated a value of about $62,000/room. This equates to about $7,378,000 or about $7,400,000. This equates to $168/sf which is also well bracketed by the sale comparison indications. Most hotel owners are concerned about Gross Income Multipliers (GIM), as they are most interested in the gross income characteristics. In urbanized areas, newer limited service properties are purchased on a GIM of about 4.2. Properties of about 10 years old may have a value of about 4.0 GIM, while properties older than 15 or 20 years may have a GIM of 3.7 or less. Older properties require a greater level of maintenance, and often require immediate capital expenditure for deferred maintenance, and thus the gross income is than less valuable than for a new property. Finally, in secondary non-urbanized locations, the GIM may be reduced by .2 - .5. At the sale comparison approach conclusion, this indicates a 3.8 GIM which is consistent with our expectations for a property of this age.

In summary, the value indicated by the Sale Comparison Approach value without consideration of excess land is $7,400,000. We now consider the contributory value of the excess land.

CONTRIBUTORY VALUE OF EXCESS DEVELOPMENT POTENTIAL

The subject site is considerably larger than that which would be required to support a typical motel operation of this size. In this section we will provide an estimate of the amount of which this excess land contributes to the overall property value. This contributory value is then added to the value conclusions from both the Sale Comparison Approach and Income Approaches.

Please refer to the Highest and Best Use section for a complete discussion regarding the various alternative uses for the site, and positives and negatives associated with each potential use. Refer also to the site plan found in the Site Description section, which shows the arrangement of the current improvements on the site. Essentially, the current improvements are located in the central portion of the site with the excess land located at the eastern and western ends of the site. The improvements have been extensively renovated recently and generate substantial revenue, and will likely contribute significantly to overall property value for the foreseeable future.

The two portions of the site which could be considered excess have somewhat different characteristics and constraints. The eastern portion is effectively larger, particularly given the constraint that the main entrance is on the west side of the current motel; and the west parking lot would likely need to be retained. In addition, the western portion contains more topography and has been extensively graded, effectively dividing this portion into two tiers. The lower or western tier could be expanded slightly by further grading and the creation of a retaining wall; likely increasing this effective usable area to about 40,000sf. The eastern area has the significant constraint of the residential zoning at the southeast corner of the site however. The site is in the comprehensive plan to be converted a commercial zoning consistent with the remainder of the site. If the zoning is changed to a commercial designation, parking would be permitted on this site. In addition, the eastern portion contains no street visibility from International Blvd., which is a significant negative factor for its value for most potential uses. The western part by contrast, has a large amount of frontage along this major arterial and, although set somewhat above the grade of street level, would have good visibility and access.

Other factors which have been considered in estimating this contributory value include the negative impact these potential uses would have on the value of the existing property. This would be particularly true for use of the western portion of the site, which could substantially impact the street visibility for the existing motel. In addition, uses inconsistent with the current use would negatively impact the subject's operations. In particular, development of a competing motel would substantially impact the financial operations, while the use of the front portion of the site as a restaurant could be a positive influence for the subject. Other important considerations include the fact that the subject is not legally divided into separate tax parcels. While there does not appear to be any significant zoning or planning issues hindering this, the time, uncertainty, and opportunity costs all indicate the contributory value would be somewhat less than the value for a stand-alone parcel once divided. The other issue that has been considered in the valuation is the impact that the reduced site area would have on the airport parking revenue that the subject generates. Subsequent to the renovations, this parking by the general public has decreased, partly due to the reconfiguration that eliminated the entrance to the eastern parking lot underneath the building. The parking area now has a separate entrance along South 192nd Street, with a perception of a less secure parking situation. This factor in conjunction with increases in parking rates has resulted in significantly decreased use of the parking by the general public, partly offset by increased use by room guests in the Park and Fly Program. With a decline in the use of the on-site parking, it appears that there could be a significant reduction in site area with only a modest impact on parking or rooms revenue. All these factors have been considered in the estimation of contributory value of the excess development potential of the site.

As the Highest and Best Use section details, we believe feasible alternative uses include development of a stand-alone site on the western portion of the subject property adjacent to International Blvd. This could include a use such as a family restaurant or an additional motel. Alternatively, existing operations at the subject could be expanded by adding a new wing of hotel rooms on the western portion of the site. There is a setback requirement specific to the subject property to buffer the adjacent homeowners to the east. Creating an addition to the existing hotel would offer the advantage of integration rather than competition with the existing facility, and the larger project size would allow greater operational efficiency and economies of scale. It appears that continued increases in this market would make expansion of this type feasible. While the value of this site on a per unit basis is somewhat lower than the western portion of the site, this use contributes to, other than detracts from the value of the current operations.

Please refer to the exhibit on the facing page which summarizes land sale transactions in the area which have been used for direct comparison to the subject. A map showing the location of these comparisons relative to the subject is found on the following page.

Land Sale Comparison No. 1 is the September 12, 1997 transaction of a hotel site. This sale involved a 76,300sf parcel located to the north of the subject, on the east side of Pacific Highway S. The site is L-shaped with a majority of the site set back off a Pacific Highway S. It has a total of 125' of frontage, and has sloping topography from west to east. This site is zoned CB-C. The site was purchased for development of a Swiss Hotel, which will include approximately 160 rooms at construction completion. This property has similar zoning as the subject, but is much larger than the excess land area at the subject. We have adjusted the sale upwards however, due to the date of the transaction which was approximately 15 months ago, as well as for significantly less frontage on Pacific Highway S. In general, the this property would be considered inferior to the subject because of the larger frontage on the arterial. We would therefore adjust this transaction, which closed for an analysis price of $1,222,288, or $16.02/sf, significantly upwards. This transaction also provides a good indication of highest and best use for the subject as if vacant and unimproved.

Comparison No. 2 is the November 1997 purchase of a 3.0 acre parcel. This property is located a few blocks south of the subject, on the eastern side of Pacific Highway S. The property has approximately 380' of frontage on Pacific Highway S. This property was originally purchased for a City Hall site. Apparently the development plans have been put on hold. It appears as though the property will be either developed into a city park or listed for sale in the future. This property is much larger in overall size to the excess land portion of the subject. It is located in the same general neighborhood, however. We have adjusted this sale upward due to the age of the transaction last September, as well as the overall difference in size. The property sold for an analysis price of $2,789,052, or $21.34/sf.

Sale Comparison No. 3 is a confidential purchase and sale agreement of a 2.41 acre site in SeaTac. This site is under contract to sell for $28.59/sf. This site has a superior location relative to that of the subject and has another feature which makes it very valuable relative to many other sites in the area. Therefore, we would adjust the indications of this transaction downward.

Sale Comparison No. 4 is a dated sale of a small site located at the corner of 188th Street and International Boulevard. Both of these streets are arterials which is a superior situation to that of the subject. The corner site was purchased in 1992 for a Taco Bell restaurant, and transacted for approximately $22.96/sf. The comparison is somewhat smaller than the excess land area of the subject. This would indicate downward adjustment relative to the subject as would the location of this site on two arterials. Based on the transaction date however, we would expect significant upward adjustment relative to the subject as an indication of value.





[ON THE REVERSE OF THIS PAGE IS A MAP ENTITLED "LAND SALE COMPARISON MAP"]

Sale Comparison No. 5 is the May 15, 1997 transaction of a vacant site located at 14600 Pacific Highway S. The transaction involved a 27,160sf site, which was level and had all utilities available. The site has approximately 261' of frontage, is located on the eastern side of Pacific Highway S. The land was purchased for development of a 2,600sf Chevron gas station, with convenience store. It has good visibility from the arterial, is near the intersection of the corner of Pacific Highway S. and S. 146th Street. The property transacted for $995,000, which translates to a dollar per sf value of $36.63/sf. We adjusted this sale upwards due to the May 1997 transaction date, but have made downward adjustments due to the smaller, as well as this comparison having a high amount of frontage to the total overall area.

After consideration of all of this evidence, it is our conclusion that the contributory value of the excess development potential is $800,000. This equates to about $20/sf of excess land area. The table below shows the total Sale Comparison Approach value conclusion after this contributory value has been added:

     SALE COMPARISON APPROACH VALUE INC. PRIMARY SITE                  7,400,000

     PLUS CONTRIBUTORY VALUE OF EXCESS DEVELOPMENT POTENTIAL            $800,000
                                                                      ----------
     TOTAL SALE COMPARISON APPROACH VALUE                             $8,200,000

CAPITALIZATION RATE

In the subsequent Income Approach analysis, the value has been estimated based on a capitalization of forecast year 1 net operating income (NOI). The capitalization rate expresses the relationship between the property's NOI and sale price. For determining the appropriate capitalization rate for the subject we have considered the indications from the sale comparisons as previously described.

The appropriate capitalization rate to be applied to a specific property depends on a wide variety of factors. These include the age of the property and expected near-term future capital costs, which are not reflected in any one year's net operating income. These rates are also affected by longer term income characteristics relative to the actual or forecast income at the time of sale. In addition, the required capitalization rate is strongly impacted by a potential purchaser's perception of volatility or risk in the future income characteristics, as well as the likely future marketability of the property.

For the subject, positive factors include the location in near an international airport that is expanding. There continues to be very strong demand from this market segment, and the subject would likely be quite marketable to this segment if available for sale. This is due to the strong physical characteristics, good specific location, and mid-priced limited service orientation. Other positive factors include the subject's substantial renovations and lack of deferred maintenance. This should result in relatively low required near-term capital expenditures for the property. Another positive factor for the subject is the low-to-mid priced orientation of this facility in this market. Demand for these facilities is currently high.

Negative factors which would tend to increase the required capitalization rate include the high overall dollar value which is too high for many owner-operators to consider. In addition, the potential large increase in the supply this market could be considered a negative factor in the short term until these properties stabilize.

In specific terms, the sale comparisons have indicated capitalization rates in a range from about 10.0% to 12.1%. The bottom of the range is represented by a sale to an owner-operator with the lowest overall property value, while the top of the range represent the purchases of the largest magnitude. In conjunction with this appraisal we have also reviewed extensive sales information from about 20 recent lodging facility transactions throughout the Pacific Northwest. As a data set these had a somewhat higher typical capitalization rate relative to the specific comparisons utilized in this appraisal.

After consideration of all of these factors, we have estimated 11.5% as the appropriate capitalization rate to be applied to the subject's income before reserves.







[FOLLOWING HERE ARE 3 PAGES OF "RENTAL COMPARISON PHOTOGRAPHS" AND A 1-PAGE "RENT COMPARISON MAP" ON THE BACK OF WHICH IS A TABLE ENTITLED "SEATAC SUPER 8 MOTES RENTAL COMPARISON SUMMARY"]

                                INCOME APPROACH

The purpose of the Income Approach is to value an income property by analyzing likely future income and expenses to the property. In this case we have employed a Direct Capitalization Analysis, by dividing an annual forecast Year 1 net operating income (NOI) by an appropriate capitalization rate.

We have relied on a variety of sources as the basis of the forecast of NOI, including an analysis of the subject's historical income and expense. Please refer to exhibits on the following pages, which summarize the detailed expenses for the subject over the past two years, as well as a breakdown of the income on a month-by-month basis from 1994 to the present. We have also specifically compared the subject's operations with other properties in this market. We have also used expense comparisons for forecasting individual expense items, which are also summarized in an exhibit on a following page. Finally, we have considered the broader supply and demand forces at work within this specific lodging market and throughout the region. Please refer to the Lodging Market section for a detailed discussion regarding the factors which influence room sales, as well as historic and likely future trends in this area. Based on this evidence we have made a forecast of income and individual expense items for the subject property, which is found at the end of this section.

Please refer to the exhibit on the facing page. This shows the relevant details regarding the five other properties we have used for direct comparison. All of these properties are located within the immediate subject market Photographs of these properties as well as a map showing their location relative to the subject are found on the previous pages.

RENTAL COMPARISONS

Comparison No. I is the Comfort Inn SeaTac, located one block southwest of the subject on the west side of International Blvd. This property was built in 1987 and has just completed a new addition. It is similar in terms of overall amenities with a spa and exercise room and two small conference rooms, but not pool. It has relatively good quality finishes overall compared with typical Comfort Inn motels and has a much larger lobby area with superior furnishings to the subject. The property has somewhat larger average room sizes and better room furnishings. The Comfort Inn does a significant contract business, including a major contract with the Union Pacific Railroad, as well as Alaska and United Airlines, and several of the cruise lines. The property has a similar orientation to the subject and a single rack rate of $69 with double rack rate of $74, and a $68 commercial rate. These rates are about 10% to 15% higher than the subject, and commensurate with a difference in quality between the properties. It is our understanding that contract business accounts for a significant amount of the room sales at this property, which has a reported occupancy level of 50% (likely due to the new addition that has not yet been absorbed).

Comparison No. 2 is the La Quinta Inn, a renovated facility that is located a few blocks north of the subject on the east side of International Boulevard. This facility has superior amenities with a heated pool, exercise room, conference rooms and a free continental breakfast. The basic single rack rate is $99/night while the double rack rate is $89/night. The single commercial rate is $84.55/night. The occupancy at this property is reported to be high.

Comparison No. 3 is the relatively new Holiday Inn Express located a few blocks south of the subject. This property has 149 rooms and has amenities including a 30-person conference room, indoor pool, spa, jacuzzi, exercise room, and free continental breakfast. The park and fly rate is $99 for one person and $109 for two people and includes 10 days of parking.

Comparison No. 4 is the Econo Lodge located directly across International Blvd. from the subject. This property was previously known as the Sandstone Inn and includes 98 guestrooms built in 1956. It has had periodic renovations and recently changed to this budget-oriented franchise affiliation without performing any major upgrades. It also includes a restaurant and lounge, but no other significant guest amenities. It has a multi-building exterior entrance configuration, and small, fairly basic rooms lower in quality than the subject. During the winter the rack rates are relatively low at $49 for single and $59 for a double, both of which are lower than the subject's rates. There are no corporate rates at this property. The park and fly rate is $79 and includes one week of parking.

The final comparison is the 131-room Hampton Inn, which was built in 1988 1/4 mile southwest of the subject. This business-oriented property has amenities including a large lobby, outdoor pool, and exercise room. Like most of the properties in this market it offers a free continental breakfast. Rack rates are slightly lower than that of the Holiday Inn. This is a primarily business-oriented hotel that also does a significant amount of contract business, particularly with Horizons Airlines. This property had a reported occupancy of about 80%, considerably higher than that of the subject. _The property is being renovated at the present.

SUBJECT ROOM RATES

The subject property currently has rack rates at $64.88 single and $76.88 double. The only discount offered is the VIP plan, which results in a 10% discount off rack rates to a rate of $58.39 single. These rates are moderately higher than the Econo Lodge or other older properties in this market, and lower than the other superior rental comparisons. Overall, the magnitude of the price differential between the subject and the Comfort Inn, La Quinta Inn, Holiday Inn Express and Hampton Inn appears appropriate given the quality differences. We note that the subject has more differential between single and double rates than the other properties.

MONTHLY ROOMS REVENUE HISTORY

The figures on the following page indicate the average occupancy, average daily rate, and revenue per available room on a month-by-month basis for the property since January 1994. Below each table are the figures for the one-year period November 1997 through October 1998 as well as for the previous 12-month period. Over the last year, the subject averaged 67.6% occupancy at an ADR of $65.63, with a calculated RevPar of $44.36. For a 119-room limited service property in a primary market in the Northwest, these figures are about typical and economic. We have seen a trend of increasing occupancies from about 60% in 1994 to the current 67.6%. Because of the limited new supply over this time period, the average daily rate has also increased from $54 to $65.63. Some new supply has recently been added to the market and we expect to see some additional supply in the market over the next year. However, new construction generally requires higher rates to be economically feasible and will likely not represent direct competition, however, these rooms are expected to have a modest impact on the subject.

FORECAST OF ADR AND OCCUPANCY

Please refer to the Market Analysis, in which the broader supply and demand forces and factors which influence room sales in this market are discussed. The current rates and recent history of the subject are consistent with these forces and with the empirical indications from other similar properties. After considering the specific history at the subject property, supply and demand forces within this market, evidence from other Super 8 motels, and indications from the competitors, we have made the forecast of Year I ADR and occupancy for the subject as follows; For the year 1999 we have forecast the subject's ADR at $65.00. This represents a 1% decrease over the most recent 12 months figures. We have forecast occupancy for this time period at 66%. This represents a slightly reduction from the current most recent 12 months occupancy at 67.6%. This is due to the fact that the other properties are expected to approach stabilization during this period, specifically the Comfort Inn and other properties that will likely open in the near term future. This combination of factors results in a RevPar of $42.90, slightly lower than that indicated last year.

INCOME AND EXPENSE FORECAST

Please note the figures on the following page which summarize the income and expenses for the subject over the past two years. An exhibit on a subsequent page summarizes individual income and expense items for two other similar Super 8 motels, and an average for a survey of similar properties in the United States in 1997. These properties are similar to the subject in terms of ADR and occupancy, as well as in terms of age and overall quality. Together, these indications and the preceding discussion form the basis for our income and expense estimate for 1999.

The subject history is summarized from detailed accounting provided by management. Expenses exclude interest, depreciation, and professional fees (generally accounting and legal), which are related to ownership and not real estate interests. The subject property is essentially owned and managed by a central organization that also operates about 25 other Super 8 Motels in the Northwest. Thus it is not only part of the Super 8 franchise chain, but is also centrally operated and locally managed along with other properties. Certain expense items, such as many administrative expenses, marketing, and professional management are incurred off-site, and directly charged to the subject property and to the other properties under the same management. This allows for the good and cost-effective central administration, and quality control of operations.

The subject history and the comparison properties are analyzed not only on total dollars, but also on S/room, S/Room Sold, and % of Total Income. All of these units of comparison are considered and used m our following forecast. As previously discussed, we have forecast an ADR of $65.00 and a 66% occupancy, which results in a 1999 rooms revenue forecast of $1,863,362. Telephone income has been forecast at $0.55/room sold, while telephone expense has been estimated at $0.35/room sold, for a slight gain for this operated department. Other Income includes parking, vending income, faxes; guest laundry, etc., and represents about $3.00/rooms sold.

Rooms expenses accounts for cleaning, supplies and front desk labor. Although this expense category is mostly variable with occupancy, larger properties are more efficient in this category because of the fixed cost of front desk labor. Also, some hotels account for on-site management and other labor in this category instead of in Administrative and General, where we have accounted for on-site management. These two expense categories should be viewed and analyzed together for full understanding of operations. We have forecast Rooms expenses at $2,600/room, or about $10.79/room sold. Administrative and General expenses include on-site managers, credit card discounts, supplies, business taxes, and direct reimbursement charges for offsite administration, training, hotel accounting quality control and other charges. Some of these offsite expenses relate to ownership accounting and would be expected to decline under generic individual ownership. The level of quality control and administrative management for the subject is somewhat higher than typical. Although this maintains the long-term viability of the property, many purchasers would plan on incurring less expense in the short term, and our slightly diminished forecast at 12% of total income considers these issues. The combined total of Rooms and Administrative & General appears reasonable and consistent with other properties.

Franchise fees are currently 5% of Rooms revenue. However, current fees for Super 8 and other similar franchises are higher, and the rates at the subject are "grandfathered" at a historically lower level. A new purchaser would incur a total franchise fee of 8% of Rooms, which is our forecast. A strong franchise affiliation is important in order to maintain market share in this competitive lodging market. Much of the subject's room sales come from the central reservations system, and the subject's strong name recognition and repeat business are significant factors that would not be possible without such affiliation. The forecast income implicitly assumes that such affiliation will continue, and would be lower if this expense item were reduced or eliminated.

Marketing has been estimated at $175/room, or $20,825 in total. This is very consistent with the recent historical expenses of the subject at about $20,000/year. Given the increased competition in this market, it is our opinion that the subject will have to maintain their marketing efforts in order to maintain their market share. Operations and Maintenance have been estimated at $1,000/room. This is an item which varies considerably from property to property and from year to year. This expense forecast assumes ongoing maintenance on a stabilized basis, and accounts for the effective age of the property and the current condition of the improvements. Because of the good condition and recent renovation of the subject, a new purchaser may forecast less maintenance in the near term, but this stabilized forecast is consistent with a longer-term perspective. Energy and Utilities have been estimated at $725/room.

Management is forecast at 4.0% of effective gross income, or about $78,605 annually. This accounts for professional management on top of direct charges, and is considered to be a typical level required for competent professional management for a property of this size and complexity. Taxes for real and personal property have been estimated based on the current tax assessment. Insurance for property has been estimated at $546/room, or $65,000.

The sum total of this expense forecast is $1,088,898, or $7,363/room. This is about 7.2% higher than the reported expenses for the property in the last 12 months. Overall, the expense ratio is about 55.4%, which is fairly low for this type of property.

NET OPERATING INCOME

Please note the exhibit on tile following page, which summarizes the forecast of income and expenses for the property as previously discussed. The Year 1 net operating income is forecast at $876,232.

CAPITALIZATION ANALYSIS - FEE SIMPLE ESTATE

The anticipated net operating income is divided by a capitalization rate which has been derived from an analysis of the sale comparisons. This rate as previously derived in the Sale Comparison Approach is 11.5%. Applying this rate to the forecast NOI results in an indicated Income Approach value of $7,619,405. Rounded, this is equivalent to $7,600,000.

REPLACEMENT RESERVES

Although net income from motel properties is often capitalized prior to deductions for replacement reserves, reserves are an important factor in motel ownership and requires careful consideration as it significantly impacts net cash flow. Reserves are required to replace items with shorter lives than the building itself. In the case of motels it relates primarily to the replacement of the furnishings, fixtures, and equipment (F,F,&E), carpet and flooring. A large portion of this takes the form of rooms furnishings which have a relatively short economic life span. In order for facilities to remain competitive, the economic life of these components would generally be considered to be in the range of five to ten years. The remainder of the F,F,&E costs involve items such as common area furnishings, front desk and administrative equipment, pool and spa equipment, etc. These items generally have a longer economic life than the room furnishings, but shorter than the building as a whole. Other required reserve items include roof replacement, parking lot re-paving, and HVAC equipment. In consideration of these factors we have estimated required replacement reserves at 3% of total income, or $58,954 initially. This is the equivalent of about $495/room annually. Subtracting this figure from the forecast net operating income would result in a net cash flow of $817.






[ON THE BACK OF THE PREVIOUS PAGE WAS A TABLE ENTITLED: "SEATAC SUPER 8 INCOME AND EXPENSE FORECAST & CAPITALIZATION ANALYSIS"]

We note that based on the Income Approach fee simple value conclusion, the capitalization rate after reserves have been deducted is 10.8%

INCOME APPROACH CONCLUSION

In conclusion, the value indicated for the fee simple estate of the subject property by the income approach is $7,600,000 before consideration of the contributory value of excess development potential. We have therefore added our previously derived estimated value of the excess development potential at about $800,000. This results in a total Income Approach Value after consideration of excess land of $8,400,000.

                     RECONCILIATION AND FINAL VALUE ESTIMATE

The values indicated by the two approaches used in this report are as follows:

===============================================================================
      SALE COMPARISON APPROACH - FEE SIMPLE ESTATE                  $8,200,000
      INCOME APPROACH - FEE SIMPLE ESTATE                           $8,400,000
===============================================================================


Reconciliation is the process of assigning different weight or emphasis to each of the approaches to valuation used in the report to arrive at a final value estimate. The primary considerations are the reliability of the data and the applicability of each method for valuing the particular property.

In this case we had fairly good information regarding the sales of numerous lodging facilities to use for comparison. These included five sales of limited-service properties that are generally similar physically to the subject. All of these transactions occurred in 1997 or 1998. The sales resulted in a fairly wide range in each of the units of comparison. After adjustment, the indications from this approach are considered fairly compelling with the subject within the range indicted by the comparisons. An additional adjustment to the Sale Comparison Approach was required for the excess development potential at the subject. Overall, we have given this approach significant weight in the final value conclusion. This approach also provides indications of general marketability and required income characteristics.

For lodging facilities, investors typically place a great deal of emphasis on the income producing capabilities of the property. This is particularly true as the properties get larger and the nature of likely purchasers tend to become more institutional. In this instance the income characteristics of the subject would place it at the higher end of this spectrum with more likley desirability to institutional investors. We have excellent detailed information regarding the subject's historical operating performance. This factor combined with confidential information from other similar properties and analysis of the broader supply and demand forces in this market results in a fairly reliable forecast of future net operating income. This, combined with strong information regarding required capitalization rates from the sale comparisons results in a fairly reliable Income Approach value estimate as well. Because of the reliability of the information considered in this approach as well as the relevance of the approach to many potential purchasers of the property we have placed a significant amount of weight on the indications of this approach in the final value conclusion.

In the final analysis we believe that both approaches were relevant and compelling, and have placed a considerable weight on the indications of each.


==============================================================================
                                               EFFECTIVE          VALUE
      DESCRIPTION                         VALUATION DATE     CONCLUSION
      -----------                         --------------     ----------
      MARKET VALUE - FEE SIMPLE ESTATE            1/1/99     $8,300,000
==============================================================================


The above value estimate is commensurate with a reasonable marketing and exposure time of one year. The market value includes furnishings, fixtures, and equipment (F,F,&E), including both permanently affixed real estate, and personal property. The contributory value of F,F,&E is estimated to be $260,000, which includes personal property of $180,000.

                                     ADDENDA


AUTHORIZATION LETTER
HOTEL SALE COMPARISON DETAILS
SEATTLE METROPOLITAN AREA DESCRIPTION
APPRAISERS' EXPERIENCE & QUALIFICATIONS
MCKEE & SCHALKA
REAL ESTATE APPRAISAL SERVICES & CONSULTANTS. INC.

                              AUTHORIZATION LETTER

[U.S. BANCORP LETTERHEAD]

December 9, 1998

E. Bates McKee, M.A.I.
McKee and Schaika
701 Fifth Avenue, Suite 5750
Seattle, WA 98104

RE:     Super 8 Motels
        USBADW Files 98-529 through 534
Dear Mr. McKee,
This letter will confirm our telephone conversation in which you agreed to prepare complete self-contained appraisal reports on the captioned properties. These reports should comply with Regulation I2 CFR Part 34 of the Office of the Comptroller of the Currency titled Real Estate Appraisals as revised in Federal Register Vol. 59, No. 108, dated June 7, 199__ [sic: off bad photocopy], and must comply at a minimum to the current Uniform Standards of Professional Appraisal Practice of the Appraisal Standards Board, which the regulation adopts in full.

Please note that your timely responses to issues raised in the review process is considered part of this appraisal assignment.

The subject property consists of existing Super 8 Motels located Federal Way, Sea-Tac, Bremerton, and Yakima, Washington and Portland, Oregon.

The purpose of this appraisal is to estimate market value for mortgage lending purposes.

Your report should provide the following values of the subject's fee simple and leasehold values as appropriate:

               Market Value "as-is"

A copy of this engagement letter must be included within the addenda of the appraisal report. Please include the license or certification numbers of all signatory appraisers on the letter of transmittal. Additionally, please state the registration .number of any appraisal assistants who provide significant contribution to the analysis in the report.

If your appraisal report includes a Discounted Cash Flow model, please provide the name of your program and include a copy of your computer disk as part of your submission.

For additional subject property information please contact the following individuals:

                                              Name             Phone Number
                                              ----             ------------
      Property Background:           Karl Schaffer             206-344-4551

      Access Instructions           Jerry Whitcomb             360-943-8000
                                           (Owner)

You agreed to deliver the completed appraisal report by December 31, 1998 and you estimated your fee not to exceed

Please inform me within five business days from the date of this letter if any subject property information needed to complete the assignment is not available. If you do not contact me within five business days, it will be assumed that you hay. all the required subject property information needed.

The placement of this appraisal assignment was partially based on your agreed delivery date. The Appraisal Division reserves the right to impose a penalty of $100 per day for each business day the appraisal is late. This penalty may be incurred unless you receive advance written authorization revising the delivery date.

Your fee will be paid upon the satisfactory review of the submitted appraisal report. If the appraisal report is cancelled at any time, you will be paid for your services to date,

Please send 10 original copies of the appraisal report, along with your invoice to rile address shown below:

                   U.S.BANCORP APPRAISAL DEPARTMENT
                   I301 Fifth Avenue, Mezzanine Level, WWH-411
                   Seattle, WA 98101

You are not authorized to release any information regarding the content or conclusion of the appraisal report to anyone without prior written approval from U.S. Bancorp.

Any modification of this agreement, or necessary, deviation, must be specifically approved by the Appraisal Division.

As confirmation of receipt of this package and agreement with the aforementioned terms, please sign below and return to my attention.

Sincerely,

/s/ ________________________
Karl Schaffer
Senior Review Appraiser
U.S. BANCORP APPRAISAL DEPARTMENT



cc: Don Henry, WWH-784



Agreed and approved:

___________________________                            __________
       (Signature)                                       (Date)

                          HOTEL SALE COMPARISON DETAILS

                      HOTEL SALE COMPARISON NUMBER:  1

Name:                 Best Western Landmark Hotel - 4300 200th St. SW

City:                 Lynnwood           County:   King       State:   WA

Location:             1 block west of I-5 at 44th St freeway interchange in Lynnwood

Legal Desc:           APN #3726-007-021-0601,   022-0105,   023-0005

Rooms:                103                          Gross SF Area:     54,144

Age:                  1977                               Stories:     5

Description:          5 story concrete hotel with interior entrance
                      configuration. Also includes restaurant, lounge,
                      extensive meeting space. Guest rooms in average
                      condition at time of sale.

Income Data:          1996 ADR $60.48 at 66.4% occupancy.
                      Total 1996 revenue $1,646,000, reported NOI including 3.5%
                      management fee prior to reserves was $726,890.

Document Price:       $7,200,000             Analysis Price     $5,450,000

Date:                 07-17-97               Document No:       97071-70338

Buyer:                Sunstone Hotel Investors

Seller:               Markland Hotel Inc.

Source:               Craig Schaefer, seller

Sales Data:           Buyer intends to demolish  20,000sf of meeting space (excluded from GBA)
                      , which  will  result in about 3.4 acres of excess  land on site.  Buyer intends to construct 150 room Courtyard by Marriott Hotel,  and placed a value on this site of  $2,000,000.  After  consideration  of  demolition costs we have estimated current contributory value of $1,750,000,  which is the equivalent of about $12.00/sf of land area, or $11,666/room.

Per Room:             $52,913               Per sf GBA:         $100.66

Cap. Rate:            10.1%                       EGIM:         3.5

Remarks: Restaurant and lounge had not been profitable historically, and were shut down subsequent to transaction. Estimate of achievable NOI after removal of meeting space is $656,890, which results in capitalization rate after exclusion of contributory land value of 12.1%.

97155-1

                      HOTEL SALE COMPARISON NUMBER:  2

Name:                 Best Western Tumwater  --  5188 Capitol Blvd

City:                 Tumwater        County:   Thurston           State:   WA

Location:             Located on the east side of Interstate-5 about two miles south of the
                      Olympia CBD.

Legal Desc:           Thurston Co APN 0908005300 and personal property account no. 990017339

Rooms:                89                           Gross SF Area:    42,900

Age:                  1992                               Stories:    2

Description:          Z-shaped, 2-story, wood frame, limited service lodging
                      facility. There are 63 singles, 20 doubles, and 3
                      handicapped rooms and three suites. The rooms have an
                      average area of about 341sf. Amenities include a meeting
                      room, fairly large lobby, exercise room and spa, and
                      laundry areas. Interior entrance configuration. Parking is provided for 85 vehicles. The site is 85,378sf.

Income Data:          Reported 65% occupancy at ADR of $58 in year prior to sale. RevPar calculated at $37.70.

Document Price:       $5,050,000                    Analysis Price:    $5,150,000

Date:                 06-30-98                         Document No:    2605370

Buyer:                Yim Sang Kil/Chan Sook

Seller:               Bill An

Source:               Bill An

Sales Data:           The property was not marketed for sale when the owner was  approached by the  purchaser.  All cash sale. At the time of sale,  the property had a reported  65%  occupancy  rate over the prior year and an average  daily rate of $58,  indicating RevPar of $37.70.  Following Cap. Rate based on assumed 5% growth and 60% Expense ratio.

Per Room:             $57,865                    Per sf GBA:     $120.05

Cap. Rate:            10.0%                            EGIM:     4.21

Remarks:

98222-1


                      HOTEL SALE COMPARISON NUMBER: 3

Name:                 Radisson Hotel, 17001 International Blvd.

City:                 SeaTac          County:   King       State:   WA

Location:             Located on the west side of International Blvd just east
                      of the SeaTac International Airport a few blocks. This
                      commercial strip is heavily developed with hotels, car
                      rental and parking places, restaurants and other service
                      uses focused around the Airport.

Legal Desc:           APN 282304-9053

Rooms:                306                          Gross SF Area:  181,112

Age:                  1959                               Stories:  2+

Description:           There is three two story buildings, and one three story
                       building. At the time of sale there was a fine dining
                       restaurant that the purchasers closed. The space had
                       been renovated recently including the lobby and
                       corridors. At the time of sale, this property was two
                       hotels, the Quality Inn and the Radisson Hotel. After
                       the purchase, the entire property was renamed the
                       Radisson Hotel. The property has a heated outdoor pool.
                       The buildings have interior corridors.

Income Data:          According to a representative of the buyer, the trailing income was over $2 million.  The pro-forma income is $2.3 million.

Document Price:       $21,350,000                   Analysis Price:     $21,350,000

Date:                 06-05-98                         Document No:     9806051733

Buyer:                CHIP REIT, 25 SeaTac (Ltd)

Seller:               Sea-Tac Hospitality Inc

Source:               Rob O'Neil of buying party.

Sales Data:           The property was purchased by a REIT.  All cash sale.

Per Room:             $69,771                     Per sf GBA:    $117.88

Cap. Rate:            10.8%                             EGIM:

Remarks:              The group is leasing some land from the Port for parking.

98222-3


                      HOTEL SALE COMPARISON NUMBER: 4

Name:                 Motel 6, 16500 International Blvd.

City:                 SeaTac           County:   King              State:   WA

Location:             Located north of the SeaTac Airport on east side of International Blvd across from the Washington Memorial Cemetery.

Legal Desc:           APN 282304-9190

Rooms:                112                          Gross SF Area:  28,800

Age:                  1979                               Stories:  2

Description:          Two story wood frame  exterior entry hotel on an 85,377sf site. There are 32 units in one building, 28 units in another building and 52 units in the final building.

Income Data:          Single rates are $44.55/night and double rates are $51.23/night.

Document Price:       $5,749,959                    Analysis Price:  $5,749,959

Date:                 02-28-97                         Document No:  9702281516

Buyer:                Glasjar Funding LP

Seller:               Allstar inns, Inc.

Source:               Public record.  Tried to confirm with parties to transaction

Sales Data:           This sale was one of 71 properties that transferred  [sic] throughout the
                      United States.

Per Room:             $51,339                    Per sf GBA:     $199.65

Cap. Rate:                                             EGIM:

Remarks:

98222-4

                      Hotel Sale Comparison Number: 5

Name:                 Howard Johnson, 1521 "D" Street NE

City:                 Auburn         County:   King              State:   WA

Location:             Property  is located  .3 miles east of SR-167 off of the 15th  Street NW exit near Auburn municipal airport and Emerald Downs Racetrack.

Legal Desc:           APN 000080-0025

Rooms:                66                           Gross SF Area:    25,388

Age:                  1979                               Stories:    2

Description:          Two story  exterior entry hotel with a sauna and heated pool.  Building is situated on a 62,275sf site.  Each room is equipped with a microwave and refrigerator [sic].

Income Data: Room rates are $75 for a single and $85 for a double peak season and $10/room less in non-peak season. No real income information was provided as the seller had only owned the property four months prior to selling to another party.

Document Price:       $3,515,000                    Analysis Price:   $3,700,000

Date:                 09-19-97                         Document No:   9709191393

Buyer:                M/M Jong Soo & Kyung Ho Lee

Seller:               85th Street Associates LP, c/o Lawrence Horowitz

Source:               Laura C!eman, Director of Assets for seller.

Sales Data: Although the document price was $3,515,000, the seller reported that the sales price was $3,700,000. The seller is a major hotel renovator who purchased the property in May 1997 for $2,775,000. The purchaser then affiliated the property with the Howard Johnson name and received an unsolicited offer to purchase the property for the sales price.

Per Room:             $56,061                    Per sf GBA:     $145.74

Cap. Rate:                                             EGIM:

Remarks:

98222-2

                      SEATTLE METROPOLITAN AREA DESCRIPTION

[FOLLOWING PREVIOUS ADDENDUM TITLE PAGE WAS McKEE & SCHALKA'S PUGET SOUND AREA MAP WITH A POINTER INDICATING THE "SUBJECT" PROPERTY, ON THE BACK OF WHICH WAS A MAP ENTITLED "1990-2010 POPULATION FORECAST BY COMMUNITY PLANNING AREA - KING COUNTY"]

                      SEATTLE METROPOLITAN AREA DESCRIPTION

INTRODUCTION

The Seattle Metropolitan Area is located in the middle of a 5-county area often referred to as the Central Puget Sound Region. Seattle is the central focus of economic activity for the entire Western Washington region. Seattle has a reputation as a desirable place to live and work. It is located in King County and is both the largest city and largest metropolitan area in the state. Washington marked its 15'h straight year of economic expansion leading the Northwest region (Oregon, Idaho, Nevada, Utah, Northern California, and Washington). The major force behind this growth is the Seattle Metropolitan area.

In the Seattle area unemployment is down, retail sales are up, and the economy is experiencing significant growth. As of August 1998 unemployment,, [sic] for the Seattle PMSA was 2.8 percent this is a 30 year low. Retail sales in 1997 for King County are up 10.2% over 1996. And in the first 6 months of 1998 retail sales in King County are up 7.1% over the first 6 months in 1997. Office vacancy rates are as low as 2 percent in Bellevue and Seattle CBDs, with asking rents increasing significantly and industrial and other commercial vacancy rates not much higher. Residential housing costs are increasing at 7-10 percent a year. The rental market, with vacancies ranging from 1-2 percent in many areas to as high as 6-8 percent in other areas, is experiencing rent increase from 5-12 percent per year. This is the same economic boom that the county is experiencing but at a larger magnitude.

POPULATION

The population history and the State Office of Financial Management estimates of the current populations of the five counties in the Central Puget Sound Region are shown in the table below. King, Snohomish and Island Counties make up the Seattle/Bellevue/Everett Primary Metropolitan Statistical Area (PMSA) as designated by the U.S. Department of Labor. Kitsap County makes up the Bremerton PMSA and Pierce County the Tacoma PMSA. Island County was added to the Seattle/Bellevue/Everett PMSA in 1994 because of the large number of Island County residents who commute to jobs in King and Snohomish Counties.

===============================================================================

                          [ABOVE REFERENCED TABLE HERE]

===============================================================================


[ON THE BACK OF THIS PAGE WERE TABLES AND A GRAPH SHOWING (1) "CENSUS INFORMATION AND POPULATION ESTIMATES", (2) "POPULATION GROWTH BY DECADE" [TABLE], AND (3) "POPULATION GROWTH BY DECADE" [GRAPH]]

Most of the growth that has occurred in King County has been in the communities and unincorporated areas surrounding the incorporated City of Seattle. The population in the City of Seattle declined from 530,831 in 1970 to 493,846 in 1980. In the 1980s, this trend reversed, and the 1990 census was 516,259. The 1998 estimate is 539,700.

A population forecast for King, Snohomish, Pierce, and Kitsap, Counties was done in August of 1995 by the Puget Sound Regional Council, and can be found on the facing page. This shows the 4 County region is experiencing continued population growth through the end of the decade then slowing and stabilizing growth for the next 20 years. The largest percentage of growth will focus in areas outside of the Seattle City limits, due to the lower cost and availability of housing.

EMPLOYMENT

The Seattle metropolitan area is experiencing the lowest unemployment rate in 30 years at 2.8 percent. This is mainly due the high-tech and aerospace industries. The Seattle area is a regional center for the Pacific Northwest and should remain in that position. This translates into regional offices for the federal government, as well as for businesses and financial institutions. The Seattle area is a major medical center for health care, research, and biomedical engineering firms. Seattle and Tacoma also have major seaports. Together the Port of Seattle and Tacoma operates two of the country's largest containerized cargo ports.

An employment forecast for King, Snohomish, Pierce, and Kitsap, Counties was done in August of 1995 by the Puget Sound Regional Council, and can be found on the following page. This shows the 4 County region is experiencing a slowing in job growth as a percentage, but the total new jobs creation over the next two decades will be only slightly less than the new jobs created over the past two decades. The growth of new jobs is spread evenly as a growth percentage through out the 4 counties, but as a raw number King County will create nearly 60% of the new jobs in the 4 County region.

The local economy is strong, driven to a degree by rapid employment in the high tech industries. Boeing is the largest economic engine in the area, directly and indirectly accounting for one fifth of the regional economy. Non-aircraft manufacturing is widely distributed over a number of industries, with no one-industry group with more than 15,000 employees. Aircraft and Parts jobs make up the largest category of manufacturing employment at about 107,400 jobs.

Boeing is currently experiencing a slowing in airplane orders and production due to several factors. In 1996, Boeing hired an estimated 21,000 employees. Boeing also recently acquired McDonnell Douglas, its only remaining U.S. competitor. The demand for jets domestically is increasing due to airline passenger growth and the need to replace aging jets that fail to meet new federal noise standards that go into effect at the end of 1999. Internationally Boeing is seeing slowing of orders cancellations of existing orders. This is due to the economic problems in Asia. Boeing is expected to cut 48,000 jobs by year-end 2000. The job cuts are due to several factors including mergers and acquisitions, production problems, and the Asian economic downturn. The Seattle

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

[ON THE REVERSE OF THE PREVIOUS PAGE WERE 2 TABLES AND A GRAPH SHOWING (1) "TOTAL JOBS AND ESTIMATES", (2) "JOB GROWTH PERCENTAGE BY DECADE", AND (3) "JOB GROWTH BY DECADE" [GRAPH]] metropolitan area will see about 24,000 jobs lost due to these factors. Of the 24,000 jobs lost 10,000 will be through attrition and the other 14,000 will be actual job losses. With the extremely low unemployment rate these workers are predicted to be absorbed into the work force quickly.

Boeing is the largest commercial airplane manufacture in the world. Boeing sells about 60 %of the world's airplanes, with about 70% of those sold to international customers. According to state economist, the economic troubles in the Asia Pacific region will impact the state of Washington to the tune of 36,000 jobs over the next two years.

23,000 of these jobs will come from the Seattle area focusing on the aerospace and wood products industries. This is projected to level off Boeing employment over the few years. Overall, Boeing is expected to play a decreasing roll in the economy as the primary engine in the Seattle area economy.

Microsoft is the regions second largest private employer with 13,300 employees in Washington State and 25,000 worldwide. In the middle of 1997 Microsoft announced that they pLan to hire 3000 employees over the next two years. They are have hired approximately 1300 and have another 1700 more to hire over the next 14 months. According to Microsoft spokesman John Pinnate each Microsoft job will create an additional 2.3 jobs in the area. With wages and benefits averaging $58,860 per employee, this addition to Microsoft will add $176.6 million annually to the regional economy. Microsoft's net income for 1997 was $3.45 billion. Their net income has grown over 50% annually for the previous 2 years.

Seattle is also home to many other expanding small to medium size high-tech and biotech companies. WRQ and Adobe are a few of the medium sized high-tech companies headquartered in the Seattle area. Fred Hutchinson, Immunex and the University of Washington have some of the leading biotech research facilities in the world and all are located in the city of Seattle.

The port of Seattle is a major economic force for the Seattle metropolitan area as well as the state of Washington and the West Coast. In a study done by Martin O'Connell Associates in 1994 they found that the waterfront and airport activities support or benefit more that 275,000 local jobs. Specifically 90,000 jobs were directly supported by the marine and airport activity at the Port's marine terminals and Seattle-Tacoma International Airport. The majority of the foreign trade done with the port of Seattle is done with Asian countries. The Port recently announced that exports to Asia are up for the first time in two years. Exports to Asia rose 13% in the first 10 month of 1998 over the same period in 1997. The Port has also announced that is going to spend $140 million on the marine division for capital improvements for 1999. Overall, The Port is expecting increase in port activity over the long haul.

Overall, aircraft and aircraft parts manufacturing jobs make up about 8.1% of the total non-agricultural jobs in the Seattle/Bellevue/Everett PMSA and make up about 48% of the total manufacturing jobs. These percentages have been increasing recently although other sectors are continuing to grow and the regional economy is diversifying.

Aside from the general growth in the "service" and "trade" sectors, future expansion of the manufacturing base is also likely.



[ON THE REVERSE OF THE PREVIOUS PAGE WAS A TWO-COLUMN TABLE SHOWING "TAXABLE RETAIL SALES - SIC CODES 52-59" FOR SEATTLE AND FOR KING COUNTY]

Taiwan Semiconductor is considering a new chip-manufacturing plant in Thurston County, with other high-tech industrial facilities likely to be attracted to the region over the next several years, Washington State's new tax laws that went into effect in 1996 fuel this likely expansion. These changes exempt factory investment from sales tax of about 8.0%, which results in Washington becoming a much more competitive location for manufacturing plants.

Unemployment increased in the Seattle PMSA from 1990-1994, as the rate of job growth slowed but the population continued to increase at fairly strong rates. This trend reversed in 1995, and unemployment has declined since that time. Current unemployment rates are at a very low rate compared to the previous 6 years. The recent history of average annual unemployment rates is:

                                                                                        AUGUST
   1990        1991       1992      1993       1994       1995      1996       1997       1998
 --------   --------   ---------  -------   ---------   -------   -------   -------    ---------
   3.7%        5.1%       6.5%      6.4%       6.7%       5.3%      5.0%       3.5%       2.8%


The statewide not seasonally adjusted August 1998 preliminary figures are 4.2%. The Seattle metro area is much lower that the state. Unemployment over the last two years has decreased drastically. Last year the state saw a 5 percent growth in employment, according to Sohn Washington's chief economist, employment is expected to grow between 2.5% and 3% in 1998 statewide. This is a total of 100,000 new jobs in the state, the majority of which are the Seattle metropolitan area.

On the facing page we have summarized the recent taxable retail sales history for Seattle and King County. The region experienced very strong retail sales increases in the years 1989 and 1990, then slowed dramatically in 1991. From 1992 to the present retail sales have grown in King County except for a slight dip in 1995. 1997 was the strongest year since 1989. The fist [sic] 6 months of 1998 show a 7.2% gain from the same period in 1997. Economic researcher and consultant Dick Conway recently stated that the retail sales growth would drop off sharply to five percent for 1999. In general, the sales growth figures have been somewhat higher in King County as a whole than for the city of Seattle. This is partly a reflection of the continued population growth, which has occurred primarily in the areas outside of Seattle where there is greater availability of residential land.

TRENDS

The greater Seattle area is likely to continue to experience increases in both population and economic activity. The strong net in-migration that has recently been experienced is likely to continue, due to the attractiveness of the region for both workers and companies. Continued employment growth is expected which will generally keep pace with the population increases, leaving unemployment close to or slightly above their current structural levels. Much of this job growth will come in the high technology, computer software, and biotech fields, as well as the lower paying, high-tech manufacturing sector.

The Seattle metropolitan area is projected to have both population and employment growth. The population growth will be focused in areas outside of the city limits of Seattle. The growth will be focused in the areas with available land. Some of the areas are south central Snohomish County from the King Snohomish county line North to Marysville and Lake Stevens, the central part of King County from the King Snohomish County line south to Issaquah and as far east as Carnation, the southern part of King County from Renton south to Enumclaw, the northeastern parts of Pierce county (Buckley, Bonney Lake, and Orting) will experience high population growths. On the Peninsula eastern Kitsap county, with efficient transportation to Seattle via the ferry system, will also experience rapid population growth.

The employment growth will focus primarily in the Seattle and Bellevue CBD for office and retail space. Both Seattle and Bellevue had multiple office buildings planned for the future. The industrial expansion will focus in the Kent valley from Kent to Auburn. This area has industrial sites still available, but the supply is running out and is expected to become very tight within the next 10 years.

Overall the Seattle metropolitan area has a finite amount of buildable area available. This points to the inevitable fact of increasing land values due to the unavailability of more land. Along with high land values is a strong redevelopment trend for urban locations.

Other trends in the area are also positive, including the current revitalization of the downtown Seattle area. Several major retailing projects have recently been finished and more are currently underway, the downtown area appears to be succeeding and re-establishing itself as a primary retailing location for the region. Other positive factors include numerous planned downtown hotel and residential developments, as well as the tight Seattle and Bellevue CBD office market

The largest challenges for the region will be affordable housing and transportation. The housing market has been increasing at 5-12 percent over the past 2 years, for both purchase and rentals. Increase are expected, but at slightly lower levels. Areas outside of the city limits of Seattle are seeing the greatest growth because there is more residential land available. The available land is shrinking rapidly with only 14,000 buildable lots in the pipeline for King County. Seattle has been combating the housing crunch with redevelopment of older properties to properties with higher densities. The density issue will also need to be addressed in cities outside of Seattle. Seattle metro area has the 6th worst traffic congestion in the nation. On November 5th 1997 the citizens in the Puget Sound area approved a $3.9 billion, 10-year transit plan. This plan includes using 81 miles of existing rail to serve the areas from Everett to South Tacoma. As well as building 25 miles of light rail from Northgate to the Seattle-Tacoma airport. Improving the bus system in the greater King county area, HOV lanes and HOV access for carpools and buses, and improving the scheduling of the bus system.

Overall, prospects for growth in the local economy appear very strong, with continued increases in population and employment likely and corresponding strength in real estate markets in the near to medium term future. Housing and transportation as well as other infrastructure requirements will need to be addressed in the coming years. The current expected strength of the economy suggest that these needs will be met with a minimal impact on the economy.





[ON THE REVERSE OF THE PREVIOUS PAGE WAS A TABLE ENTITLED "NONAGRICULTURAL WAGE AND SALARY WORKERS EMPLOYED IN THE SEATTLE-BELLEVUE-EVERETT PMSA (KING, SNOHOMISH AND ISLAND COUNTIES)". THIS TABLE WAS CONTINUED ONTO THE FRONT OF THE NEXT PAGE]

                    APPRAISERS' EXPERIENCE AND QUALIFICATIONS

                          [McKEE & SCHALKA LETTERHEAD]


                           EXPERIENCE & QUALIFICATIONS

                             ----------------------

                               E. BATES MCKEE, MAI


Mr. McKee graduated from the Massachusetts Institute of Technology in Cambridge, Massachusetts, in 1979. He received a Bachelor of Science Degree in Geology, with a Minor in Writing. He additionally completed the O-Degree program in Geology at Edinburgh University, Scotland, in 1978.

Mr. McKee received the MAI (Member of Appraisal Institute) designation in 1988. Mr. McKee founded the firm of McKee & Schalka in 1990. McKee & Schalka is a comprehensive commercial appraisal company currently employing ten professional appraisers. Mr. McKee previously joined the Seattle office of Shorett & Riely as a commercial appraiser in 1984. In 1989 he co-founded and managed the Shorett & Riely office in Bellevue, Washington.

Mr. McKee was previously employed as a Geologist with Roger Lowe Associates, Bellevue, Washington, from 1979 to 1980. His work included site evaluation of geologic and hydrologic conditions and hazards, economic feasibility analysis, and construction inspection. Mr. McKee was employed as an investment manager and analyst from 1981 to 1983. During this time he authored Optival, a computer program for analyzing stock options. Mr. McKee was subsequently employed as an investment software designer with Expert Systems, Inc., Redmond, Washington, in 1983. This position entailed design of software for analysis of real estate, stocks, bonds, options, annuities and insurance.

Mr. McKee is a Certified General Real Estate Appraiser (Washington State Certificate No. 270-11 MCKE-EE-B443RF). Mr. McKee has aiso completed the requirements of the continuing education program of the Appraisal Institute. In his appraisal experience, Mr. McKee has appraised and analyzed a wide variety of commercial property types, and provided critical consultation and litigation services to a diversified range of clients.

                          [McKEE & SCHALKA LETTERHEAD]


                           EXPERIENCE & QUALIFICATIONS

                             ----------------------

                              HEATHER HAKE WOODSIDE


Ms. Woodside joined McKee & Schalka in 1995. She obtained her Bachelor's Degree in Business Administration with an option in Real Estate from Washington State University. Course work has been successfully completed in a variety of appraisal and real estate-related courses including: Real Estate Valuation, Real Estate Principles, Real Estate Finance and Investments, Real Estate Investment and Analysis, Real Estate Law, Real Estate Administration, and Theory of Urban Design and Development, Real Estate Principles of Maintenance and Repair, and Standards of Professional Practice, Part A. During her college career she was awarded an Appraisal Institute scholarship, the Outstanding Undergraduate in Finance Award and she graduated summa cure laude. Prior to joining McKee & Schalka, Ms. Woodside was employed at the Washington Center for Real Estate Research as a research technician. Ms. Woodside is a Certified General Real Estate Appraiser (Washington State Certificate No. 270-11 WO-OD-SHH278JO).